82-3818

GRUPO
HERDEZ.

December 17, 2002.

RECEIVED
DEC 20 2002
SEC MAIL PROCESSING SECTION WASH. D.C. 181

UNITED STATES SECURITIES EXCHANGE COMMISSION.
DIVISION OF CORPORATING FINANCE.
OFFICE OF INTERNATIONAL CORPORATE FINANCE
ROOM 3045 (STOP 3-4)
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 205[redacted]

02060813

SUPPL

Dear Sirs.:

Attached you can find a copy of Consolidated Financial Statement corresponding to the period 1st. Quarter 2001, 2nd Quarter 2001, 3th . Quarter 2001, 4th Quarter 2001, 3th Quarter 2000 and 4th Quarter 2000. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal. FAX NUMBER 52 01 57 97 Mexico, city.

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

If you have any questions, please let me know.

Regards.

ERNESTO RAMOS ORTIZ.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** Quarter: **1** Year: **2001**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**3,652,184**	**100**	**3,536,176**	**100**
2	**CURRENT ASSETS**	**1,808,510**	**50**	**1,743,829**	**49**
3	CASH AND SHORT-TERM INVESTMENTS	43,760	1	45,123	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	552,553	15	479,192	14
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	311,612	9	239,280	7
6	INVENTORIES	790,572	22	887,985	25
7	OTHER CURRENT ASSETS	110,013	3	92,249	3
8	**LONG-TERM**	**129,933**	**4**	**151,179**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	129,933	4	151,179	4
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,618,905**	**44**	**1,541,792**	**44**
13	PROPERTY	608,520	17	605,235	17
14	MACHINERY AND INDUSTRIAL	1,459,526	40	1,220,294	35
15	OTHER EQUIPMENT	133,614	4	124,213	4
16	ACCUMULATED DEPRECIATION	762,453	21	702,202	20
17	CONSTRUCTION IN PROGRESS	179,698	5	294,252	8
18	**DEFERRED ASSETS (NET)**	**94,836**	**3**	**99,376**	**3**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,783,959**	**100**	**1,683,123**	
21	**CURRENT LIABILITIES**	**731,916**	**41**	**694,447**	**41**
22	SUPPLIERS	232,266	13	219,929	13
23	BANK LOANS	397,237	22	401,968	24
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	46,616	3	26,074	2
26	OTHER CURRENT LIABILITIES	55,797	3	46,476	3
27	**LONG-TERM LIABILITIES**	**656,395**	**37**	**534,125**	**32**
28	BANK LOANS	656,395	37	534,125	32
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**382,360**	**21**	**441,085**	**26**
32	**OTHER LIABILITIES**	**13,288**	**1**	**13,466**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,868,225**		100 **1,853,053**	
34	**MINORITY INTEREST**	**382,336**	**20**	**366,334**	**20**
35	**MAJORITY INTEREST**	**1,485,889**	**80**	**1,486,719**	**80**
36	**CONTRIBUTED**	**882,628**	**47**	**887,559**	**48**
37	PAID-IN CAPITAL STOCK (NOMINAL)	424,741	23	426,308	23
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	291,885	16	294,635	16
39	PREMIUM ON SALES OF SHARES	166,002	9	166,616	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**603,261**	**32**	**599,160**	**32**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,992,335	107	1,910,766	103
43	REPURCHASE FUND OF SHARES	152,405	8	153,031	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,564,871)	(84)	(1,522,470)	(82)
45	NET INCOME FOR THE YEAR	23,392	1	57,833	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: 1 YEAR: 2001
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**43,760**	**100**	**45,123**	**100**
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	43,760	100	45,123	100
18	**DEFERRED ASSETS (NET)**	**94,836**	**100**	**99,376**	
48	AMORTIZED OR REDEEMED EXPENSES	0	0	8,038	8
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	94,836	100	91,338	92
21	**CURRENT LIABILITIES**	**731,916**	**100**	**694,447**	
52	FOREING CURRENCY LIABILITIES	119,793	16	121,404	17
53	MEXICAN PESOS LIABILITIES	612,123	84	573,043	83
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**55,797**		**100 46,476**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	55,797	100	46,476	100
27	**LONG-TERM LIABILITIES**	**656,395**	**100**	**534,125**	
59	FOREING CURRENCY LIABILITIES	376,395	57	522,979	98
60	MEXICAN PESOS LIABILITIES	280,000	43	11,146	2
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**382,360**	**100**	**441,085**	
65	NEGATIVE GOODWILL	3,456	1	7,252	2
66	DEFERRED TAXES	378,904	99	433,833	98
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**13,288**	**100**	**13,466**	
68	RESERVES	13,288	100	13,466	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,564,871)**		**100 (1,522,470)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,564,871)	(100)	(1,522,470)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	1,076,594	1,049,382
73	PENSIONS FUND AND SENIORITY	2,237	3,342
74	EXECUTIVES (*)	13	17
75	EMPLOYERS (*)	1,842	1,990
76	WORKERS (*)	2,917	2,964
77	CIRCULATION SHARES (*)	424,471,000	425,010,000
78	REPURCHASED SHARES (*)	7,879,852	6,990,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**843,504**	**100**	**805,956**	**100**
2	COST OF SALES	492,358	58	474,917	59
3	**GROSS INCOME**	**351,146**	**42**	**331,039**	**41**
4	OPERATING	267,509	32	213,759	27
5	**OPERATING**	**83,637**	**10**	**117,280**	**15**
6	TOTAL FINANCING	10,731	1	(5,685)	(1)
7	**INCOME AFTER FINANCING COST**	**72,906**	**9**	**122,965**	**15**
8	OTHER FINANCIAL OPERATIONS	(2,219)	0	(2,697)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**75,125**	**9**	**125,662**	**16**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	29,858	4	45,870	6
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**45,267**	**5**	**79,792**	**10**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(683)	0	17	0
13	**CONSOLIDATED NET INCOME OF**	**44,584**	**5**	**79,809**	**10**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**44,584**	**5**	**79,809**	**10**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**44,584**	**5**	**79,809**	**10**
19	NET INCOME OF MINORITY INTEREST	21,192	3	21,976	3
20	**NET INCOME OF MAJORITY INTEREST**	**23,392**	**3**	**57,833**	**7**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**843,504**	**100**	**805,956**	**100**
21	DOMESTIC	781,289	93	761,679	95
22	FOREIGN	62,215	7	44,277	5
23	TRANSLATED INTO DOLLARS (***)	6,470	1	4,390	1
6	**TOTAL FINANCING COST**	**10,731**	**100**	**(5,685)**	**100**
24	INTEREST PAID	38,091	355	30,496	536
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	19,150	178	4,901	86
27	EXCHANGE PROFITS	2,724	25	19,669	346
28	GAIN DUE TO MONETARY POSITION	(5,486)	(51)	(11,611)	(204)
8	**OTHER FINANCIAL OPERATIONS**	**(2,219)**	**100**	**(2,697)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(2,219)	(100)	(2,697)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**29,858**		**100** **45,870**	**100**
32	INCOME TAX	18,920	63	22,102	48
33	DEFERED INCOME TAX	10,724	36	23,768	52
34	WORKERS' PROFIT SHARING	214	1	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	916,852	907,796
37	NET INCOME OF THE YEAR	85,309	63,148
38	NET SALES (**)	3,988,072	3,917,054
39	OPERATION INCOME (**)	500,832	512,354
40	NET INCOME OF MAYORITY INTEREST(**)	140,201	186,593
41	NET CONSOLIDATED INCOME (**)	253,196	313,602

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**44,584**	**79,809**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	22,755	25,417
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**67,339**	**105,226**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(41,209)	133,943
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**26,130**	**239,169**
6	CASH FLOW FROM EXTERNAL FINANCING	(29,036)	(79,718)
7	CASH FLOW FROM INTERNAL FINANCING	0	(5,388)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(29,036)**	**(85,106)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(73,578)**	**(154,430)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(76,484)	(367)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	120,244	45,490
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	43,760	45,123

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**22,755**	**25,417**
13	DEPRECIATION AND AMORTIZATION FOR THE	24,945	22,310
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	(149)	(475)
15	+ (-) NET LOSS (PROFIT) IN MONEY	(2,724)	(19,669)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	683	23,251
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(41,209)**	**133,943**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	151,212	224,515
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(59,355)	(55,406)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(73,349)	40,982
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	4,788	1,933
22	+ (-) INCREASE (DECREASE) IN OTHER	(64,505)	(78,081)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(29,036)**	**(79,718)**
23	+ SHORT-TERM BANK AND STOCK MARKET	24,623	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	19,669
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(53,659)	(99,387)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(5,388)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL		26,940
31	(-) DIVIDENS PAID		(32,328)
32	+ PREMIUM ON SALE OF SHARES		0
33	+ CONTRIBUTION FOR FUTURE CAPITAL		0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(73,578)**	**(154,430)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	(3,448)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(10,285)	(38,284)
36	(-) INCREASE IN CONSTRUCTIONS IN	(27,402)	(98,907)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(35,891)	(13,791)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** **2001**
GRUPO HERDEZ, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
	YIELD						
1	NET INCOME TO NET SALES	5.29	%		9.90	%	
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	9.44	%		12.55	%	
3	NET INCOME TO TOTAL ASSETS (**)	6.93	%		8.87	%	
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00		%	0.00		%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	12.30	%		14.55	%	
	ACTIVITY						
6	NET SALES TO NET ASSETS (**)	1.09	times		1.11	times	
7	NET SALES TO FIXED ASSETS (**)	2.46	times		2.54	times	
8	INVENTORIES ROTATION (**)	2.64	times		2.72	times	
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	51	days		47	days	
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	12.79	%		13.27	%	
	LEVERAGE						
11	TOTAL LIABILITIES TO TOTAL ASSETS	48.85	%		47.60	%	
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.95	times		0.91	times	
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	27.81	%		38.28	%	
14	LONG-TERM LIABILITIES TO FIXED ASSETS	40.55	%		34.64	%	
15	OPERATING INCOME TO INTEREST PAID	2.20	times		3.85	times	
16	NET SALES TO TOTAL LIABILITIES (**)	2.24	times		2.33	times	
	LIQUIDITY						
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.47	times		2.51	times	
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.39	times		1.23	times	
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.01	times		1.04	times	
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.98	%		6.50	%	
	CASH FLOW						
21	CASH FLOW FROM NET INCOME TO NET SALES	7.98		%	13.06		%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.89)	%		16.62	%	
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.69	times		7.84	times	
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%		93.67	%	
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%		6.33	%	
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	13.98	%		24.79		

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.33	$ 0.44
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.33	$ 0.00
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 3.50	$ 3.50
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.20
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.95 times	1.06 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.05 times	8.44 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Report from the President and Chairman of the Board

Operating Results.

Grupo Herdez reported growth of 13.4% in units in this first quarter of 2001. Domestic sales growth totaled 9.7% while exports equaled 57.3%. In value terms, the Company achieved total growth of 4.7%, with domestic sales of 2.6% and exports of 40.5%.

The growth in volume was as follows: Meats and Seafood 62.3%, Juices, Fruits, and Desserts 11.8%, and Sauces and Dressings 11.3%.

Gross profit remained at levels comparable to the previous year at 41.1%. However, the operating profit declined from 14.6% to 9.9% compared to the years 2000 and 2001, respectively. The increase in operating expenses was due to the expansion of sales achieved, without the corresponding rise in prices. Additionally, important promotions were implemented in all the lines.

The net majority income equaled $23 million pesos, a 60% decline versus the previous quarter, reflecting high operating expenses and a higher integral cost of financing.

The operating cash flow remained stable as a reduction of inventory was accompanied by an increase in receivables resulting from higher sales.

The financial structure of the Company is healthy. Our leverage position measured by the relationship between total equity and liabilities remained at 1:1 x. Short-term debt represented 37.7%, while the long-term was 62.3% of the total. Additionally, the foreign denominated debt equaled 47.1%, while domestic debt was 52.9%.

The Grupo's sales growth was significant and we hope it will continue on track for the entire fiscal 2001. While net income did not reflect this growth due to the above mentioned, we continue to seek ways to achieve a reduction of costs to obtain greater operating efficiencies, and to bring better results to all our shareholders and partners.

TODAY, TOMORROW AND ALWAYS, WITH ALL TRUST IS HERDEZ.

Enrique Hernandez-Pons Torres
President and Chairman of the Board

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES: ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

THESE DATA CAN BE LOCATED IN THE ANNEX 4.

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2000
PROJECTED BENEFIT OBLIGATION	(18,123)
PLAN ASSETS AT MARKET VALUE	2,237
UNAMORTIZED PRIOR SERVICE COST	83
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	325
PROJECTED NET LIABILITY	(15,478)
ACCUMULATED BENEFIT OBLIGATION	(15,719)
UNAMORTIZED TRANSITION LIABILITY	(35)
NET COST FOR THE PERIOD	$ 276

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 16 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.
EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	424,741	291,885	716,626
PREMIUM IN SALES OF SHARES	43,571	122,431	166,002
LEGAL RESERVE	18,276	31,137	49,413
RETAINED EARNINGS	757,001	1,185,921	1,942,922
REPURCHASE FUND	32,594	119,811	152,405
DEFICIT IN THE RESTATEMENT OF CAPITAL		(1,564,871)	(1,564,871)
NET INCOME	23,203	189	23,392
TOTAL	1,299,386	186,503	1,485,889

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,399,000 MORE SHARES WERE ACQUIRED AT $3.1093 AVERAGE PRICE PER SHARE.
DURING 2000 1,566,000 MORE SHARES WERE ACQUIRED AT $3.0477 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	38,091
GAIN INTERESTS	19,150
EXCHANGE LOSS	(2,724)
GAIN ON NET MONETARY POSITION	(5,486)
TOTAL	10,731

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AT 31 OF DECEMBER WERE:

IN RESULTS: IN THE PROVISION TAXES	10,724
IN LIABILITIES: IN DEFFERRED TAXES	378,904

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME		N P C I		FACTOR	UPDATED INCOME	
	MONTHLY	ACCUMULATED	CLOSING	ORIGEN	ACTUALIZ	MONTHLY	ACCUMULATED
APR	9,600	9,600	340.381	319.402	1.0657	10,231	10,231
MAY	9,600	19,200	340.381	320.596	1.0617	10,192	20,423

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

JUN	9,586	28,786	340.381	322.495	1.0555	10,118	30,541
JUL	7,875	36,661	340.381	323.753	1.0514	8,279	38,820
AUG	7,875	44,536	340.381	325.532	1.0456	8,234	47,054
SEP	7,870	52,406	340.381	327.910	1.0380	8,169	55,224
OCT	20,100	72,506	340.381	330.168	1.0309	20,722	75,945
NOV	20,100	92,606	340.381	332.991	1.0222	20,546	96,491
DEC	20,096	112,702	340.381	336.596	1.0112	20,322	116,813
JAN	7,825	120,527	340.381	313.067	1.0057	7,869	124,683
FEB	7,734	128,261	340.381	315.844	1.0063	7,786	132,466
MAR	7,735	135,996	340.596	317.595	1.0000	7,735	140,201

AT MARCH 31, 2001 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	14,037
MONETARY LIABILITIES	52,267
NET POSITION	(38,230)

AT MARCH 31, 2001, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	1,181
MACHINERY AND EQUIPMENT	72,324
TOTAL	73,505

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100.00	204,258	742,074
2 MCCORMICK DE MÉXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.00	163,603	337,711
3 GRUPO BÚFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100.00	64,500	82,429
4 MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00	20,350	20,670
5 YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00	12,000	134,029
6 HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50.00	30,000	39,715
7 ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	99.99	20,000	35,016
8 ALIMENTOS DESHIDRATADOS DEL BAJÍO	PROD VEGET DESHIDRAT	5,388,187	100.00	35,460	56,518
9 HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACIÓN DE PRODUC MARI	40,050	100.00	40,050	40,050
10 SOCIEDAD DE DESARROLLO, S.A. DE C.V.	PRODUCCIÓN AGROPECUARIA, FORESTAL, APÍC	4,550,000	50.00	2,275	3,490
TOTAL INVESTMENT IN SUBSIDIARIES				**592,496**	**1,491,702**
ASSOCIATEDS					
1 OTRAS COMPAÑIAS		1	0.00	129,933	129,933
TOTAL INVESTMENT IN ASSOCIATEDS				**129,933**	**129,933**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,621,635**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIHERDEZ QUARTER: 1 YEAR: 2001
GRUPO HERDEZ, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	88,261	15,869	72,392	338,397	135,016	275,773
MACHINERY	625,099	134,203	490,896	834,426	402,144	923,178
TRANSPORT EQUIPMENT	18,670	8,567	10,103	32,340	20,384	22,059
OFFICE EQUIPMENT	16,206	6,740	9,466	29,598	19,980	19,084
COMPUTER EQUIPMENT	24,966	14,836	10,130	7,766	4,500	13,396
OTHER	2,618	164	2,454	1,451	50	3,855
DEPRECIABLES TOTAL	**775,820**	**180,379**	**595,441**	**1,243,978**	**582,074**	**1,257,345**
NOT DEPRECIATION ASSETS						
GROUNDS	36,279	0	36,279	145,583	0	181,862
CONSTRUCTIONS IN PROCESS	143,493	0	143,493	36,205	0	179,698
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**179,772**	**0**	**179,772**	**181,788**	**0**	**361,560**
TOTAL	**955,592**	**180,379**	**775,213**	**1,425,766**	**582,074**	**1,618,905**

STOCK EXCHANGE CODIHERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BANCOMER	09/04/2002	17.85	0	150,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	12/06/2009	10.40	0	0	0	0	0	0	0	142,400	0	0	0	0	0	0
BANAMEX	31/03/2004	9.17	0	0	0	0	0	0	142,400	0	0	0	0	0	0	0
BANAMEX	22/12/2003	17.85	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	09/04/2001	17.90	121,444	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	09/04/2001	17.90	65,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	8.50	0	0	0	33,000	0	23,960	0	0	0	0	0	0	0	0
BANCOMER	26/04/2001	17.35	30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	01/04/2001	7.25	0	0	0	28,480	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/05/2005	8.94	0	0	0	0	0	0	0	28,242	0	0	0	0	0	0
BANAMEX	31/05/2005	8.94	0	0	0	0	0	0	0	24,208	0	0	0	0	0	0
BANAMEX	26/04/2001	17.35	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	8.49	0	0	0	18,986	0	0	0	0	0	0	0	0	0	0
CITIBANK	11/06/2001	8.62	0	0	0	17,088	0	0	0	0	0	0	0	0	0	0
BANCOMER	26/04/2001	17.35	13,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	09/04/2001	17.90	13,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	8.49	0	0	0	4,114	0	8,227	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	8.49	0	0	0	3,481	0	6,958	0	0	0	0	0	0	0	0
CITIBANK	11/05/2001	8.88	0	0	0	9,897	0	0	0	0	0	0	0	0	0	0
BANAMEX	09/04/2001	17.90	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	09/04/2001	17.90	7,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	11/06/2001	8.62	0	0	0	4,747	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**277,444**	**280,000**	**0**	**119,793**	**0**	**39,145**	**142,400**	**194,850**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
VARIOS PROVEEDORES			232,266	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**232,266**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTRAS CUENTAS POR PAGAR			55,797	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**55,797**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			565,507	**280,000**	**0**	**119,793**	**0**	**39,145**	**142,400**	**194,850**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	6,470	62,215	0	0	62,215
OTHER	0	0	0	0	0
TOTAL	**6,470**	**62,215**			**62,215**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	3,432	33,002	0	0	33,002
INVESTMENTS	2,690	25,867	0	0	25,867
OTHER	0	0	0	0	0
TOTAL	**6,122**	**58,869**			**58,869**
NET BALANCE	**348**	**3,346**			**3,346**
FOREING MONETARY POSITION					
TOTAL ASSETS	**14,037**	**133,257**	0	0	**133,257**
LIABILITIES POSITION	**52,267**	**496,188**			**496,188**
SHORT TERM LIABILITIES POSITION	12,619	119,793	0	0	119,793
LONG TERM LIABILITIES POSITION	39,648	376,395	0	0	376,395
NET BALANCE	**(38,230)**	**(362,931)**			**(362,931)**

NOTES

EL TIPO DE CAMBIO PARA LA POSICIÓN EN MONEDA EXTRANJERA ES DE $9.4933
EL TIPO DE CAMBIO PARA LA BALANZA ES DE $9.5094

STOCK EXCHANGE CODE:**HERDEZ** QUARTER: **1** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,812,401	2,133,512	(321,111)	0.01	1,766
FEBRUARY	1,492,622	1,847,974	(355,352)	0.01	(2,487)
MARCH	1,309,294	1,856,130	(546,837)	0.01	3,445
ACTUALIZATION:	0	0	0	0.00	2,762
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**5,486**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A B L E

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	60
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	65
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	76
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	96
PLANTA YAVAROS	ENLATADO DE SARDINA	800	95
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	0
PLANTA VALLEJO	FAB DE CREMAS, JABONES	0	50
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

NOTES

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.40
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.40
	ACEITE DE SOYA		ACEITES CARGILL		9.39
	VIDRIERA GUDALAJARA, S.A. DE				
	VIDRIERA MEXICALI, S.A. DE C.				
	J. PARRA E HIJOS, S.A. DE C.				
	PRODUCTOS PICANTES DE BAJA CA				
	SALAS LIGA				
	CONCEPCION				

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS	3,059	207,410	2,923	413,331		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	1,029	70,699	1,010	116,259		DOÑA MARIA	COMERCIAL MEXICAN/
VEGETALES	802	81,813	689	116,717		MCCORMICK	GIGANTE
MARISCOS Y CARNES	166	38,966	573	123,192		HORMEL	SORIANA
VARIOS	53	3,300	81	11,790		YAVAROS	ISSSTE
						BUFALO	
TOTAL		402,188		781,289			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS			434	44,738	USA	HERDEZ	
JUGOS FRUTAS Y POST			39	3,705	CENTROAMERICA	DOÑA MARIA	
VEGETALES			104	8,048	SUDAMERICA	BUFALO	
MARISCOS Y CARNES			49	5,357	EUROPA		
VARIOS				367			
TOTAL				62,215			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **1999**	255,113,485
Number of shares Outstanding at the Date of the NFEA: (Units)	426,037,000

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2000	241,312,699
Number of shares Outstanding at the Date of the NFEA: (Units)	424,471,000

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2000**	241,312,699
Number of shares Outstanding at the Date of the NFEA : (Units)	424,471,000

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COI HERDEZ QUARTER: 1 YEAR: 2001
RAZON SOCIAL: **GRUPO HERDEZ, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFEAR: 0
(Units)

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF	
FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF ENERO OF 0

Number of shares Outstanding at the Date of the NFEAR 0
(Units)

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR 0
(Units)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR **2001**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	43,200,000	381,271,000	278,091,872	146,379,128	43,227	381,514
TOTAL			**43,200,000**	**381,271,000**	**278,091,872**	**146,379,128**	**43,227**	**381,514**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
424,471,000
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	7,529,000	3.04779	3.32000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 3/05/200 12:49

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO HERDEZ, S.A. DE C.V.
DO MICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 201-56-55
FAX: 5-201-57-99 **AUTOMATICO:** X
E-MAIL:
DIRECCION DE INTERNET www.grupoherdez.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GHE910910H19
DOMICILIO CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA: ARGENTINA PONIENTE
C. POSTAL: 11230
CIUDAD Y ESTADO: MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: C.P. JOSE GUADALUPE VEGA ELIAS
DOMICILIO: CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA: ARGENTINA PONIENTE
C. POSTAL: 11230
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5-576-31-00 EXT. 1200
FAX: 55-76-25-24

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE Y DIRECTOR GENERAL
NOMBRE: LIC. ENRIQUE HERNÁNDEZ PONS-TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-49
FAX: 5-201-57-99
E-MAIL: ehpt@herdez.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: LIC. ENRIQUE/HÉCTOR HERNÁNDEZ - PONS TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ **FECHA:** 3/05/200 12:49

TELEFONO: 5-201-57-48, 49, 40, 41
FAX: 5-201-57-99
E-MAIL: ehpt@herdez.com.mx, hhpt@herdez.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. PABLO LEZAMA VÉLEZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-23
FAX: 5-201-57-98
E-MAIL: plv@herdez.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR DE ADMINISTRACIÓN
NOMBRE: C.P. ERNESTO RAMOS ORTIZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-21
FAX: 5-201-57-97
E-MAIL: eramos@herdez.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. PABLO LEZAMA VÉLEZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-23
FAX: 5-201-57-98
E-MAIL: plv@herdez.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VICEPRESIDENTE Y DIRECTOR GENERAL
NOMBRE: LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-40 Y 52-01-57-41
FAX: 5-201-57-99
E-MAIL: hhpt@herdez.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: VICEPRESIDENTE Y DIRECTOR GENERAL
NOMBRE: LIC. HÉCTOR HERNÁNDEZ PONS TORRES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 3/05/200 12:49

DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	COORDINADORA CON RELACIÓN A INVERSIONISTAS
NOMBRE:	LIC. ADRIANA LEGORRETA GUTIÉRREZ
DOM	

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR **2001**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** TO **31** **OF** **MARCH** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. ERNESTO RAMOS ORTIZ
DIRECTOR DE ADMINISTRACION

C.P. PABLO LEZAMA VELEZ
DIRECTOR DE FINANZAS

MEXICO, D.F., AT DECEMBER 12 OF 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** Quarter: **2** Year: **2001**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**3,715,123**	**100**	**3,681,250**	**100**
2	**CURRENT ASSETS**	**1,825,549**	**49**	**1,860,693**	**51**
3	CASH AND SHORT-TERM INVESTMENTS	107,461	3	77,066	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	530,686	14	491,325	13
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	320,829	9	262,242	7
6	INVENTORIES	761,536	20	956,756	26
7	OTHER CURRENT ASSETS	105,037	3	73,304	2
8	**LONG-TERM**	**127,277**	**3**	**143,645**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	127,277	3	143,645	4
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,647,003**	**44**	**1,572,244**	**43**
13	PROPERTY	613,168	17	611,889	17
14	MACHINERY AND INDUSTRIAL	1,510,781	41	1,264,902	34
15	OTHER EQUIPMENT	140,578	4	123,113	3
16	ACCUMULATED DEPRECIATION	798,348	21	721,030	20
17	CONSTRUCTION IN PROGRESS	180,824	5	293,370	8
18	**DEFERRED ASSETS (NET)**	**115,294**	**3**	**104,668**	**3**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,891,123**	**100**	**1,867,921**	
21	**CURRENT LIABILITIES**	**862,324**	**46**	**888,812**	**48**
22	SUPPLIERS	215,438	11	228,748	12
23	BANK LOANS	526,815	28	543,598	29
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	38,252	2	43,540	2
26	OTHER CURRENT LIABILITIES	81,819	4	72,926	4
27	**LONG-TERM LIABILITIES**	**635,032**	**34**	**549,324**	**29**
28	BANK LOANS	635,032	34	549,324	29
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**384,050**	**20**	**415,648**	**22**
32	**OTHER LIABILITIES**	**9,717**	1	**14,137**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,824,000**		100 **1,813,329**	
34	**MINORITY INTEREST**	**321,540**	**18**	**366,513**	**20**
35	**MAJORITY INTEREST**	**1,502,460**	**82**	**1,446,816**	**80**
36	**CONTRIBUTED**	**892,638**	**49**	**892,574**	**49**
37	PAID-IN CAPITAL STOCK (NOMINAL)	424,106	23	425,109	23
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	300,527	16	299,843	17
39	PREMIUM ON SALES OF SHARES	168,005	9	167,622	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**609,822**	**33**	**554,242**	**31**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,016,370	111	1,838,628	101
43	REPURCHASE FUND OF SHARES	153,033	8	154,866	9
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,604,656)	(88)	(1,528,487)	(84)
45	NET INCOME FOR THE YEAR	45,075	2	89,235	5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**107,461**	**100**	**77,066**	**100**
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	107,461	100	77,066	100
18	**DEFERRED ASSETS (NET)**	**115,294**	**100**	**104,668**	
48	AMORTIZED OR REDEEMED EXPENSES	115,294	100	104,668	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**862,324**	**100**	**888,812**	
52	FOREING CURRENCY LIABILITIES	87,688	10	158,470	18
53	MEXICAN PESOS LIABILITIES	774,636	90	730,342	82
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**81,819**		100 **72,926**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	81,819	100	72,926	100
27	**LONG-TERM LIABILITIES**	**635,032**	**100**	**549,324**	
59	FOREING CURRENCY LIABILITIES	355,032	56	541,012	98
60	MEXICAN PESOS LIABILITIES	280,000	44	8,312	2
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**384,050**	**100**	**415,648**	
65	NEGATIVE GOODWILL	2,543	1	6,356	2
66	DEFERRED TAXES	381,507	99	409,292	98
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**9,717**	**100**	**14,137**	
68	RESERVES	9,717	100	14,137	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,604,656)**		100 **(1,528,487)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,604,656)	(100)	(1,528,487)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	963,225	971,881
73	PENSIONS FUND AND SENIORITY	2,333	3,017
74	EXECUTIVES (*)	13	17
75	EMPLOYERS (*)	1,842	1,990
76	WORKERS (*)	2,917	2,964
77	CIRCULATION SHARES (*)	423,836,200	424,839,000
78	REPURCHASED SHARES (*)	8,163,800	7,161,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR **2001**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,778,023**	**100**	**1,827,020**	**100**
2	COST OF SALES	1,042,358	59	1,045,420	57
3	**GROSS INCOME**	**735,665**	**41**	**781,600**	**43**
4	OPERATING	568,044	32	503,698	28
5	**OPERATING**	**167,621**	**9**	**277,902**	**15**
6	TOTAL FINANCING	23,478	1	59,673	3
7	**INCOME AFTER FINANCING COST**	**144,143**	**8**	**218,229**	**12**
8	OTHER FINANCIAL OPERATIONS	(4,147)	0	(6,580)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**148,290**	**8**	**224,809**	**12**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	57,498	3	77,911	4
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**90,792**	**5**	**146,898**	**8**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	444	0	(2,458)	0
13	**CONSOLIDATED NET INCOME OF**	**91,236**	**5**	**144,440**	**8**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**91,236**	**5**	**144,440**	**8**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**91,236**	**5**	**144,440**	**8**
19	NET INCOME OF MINORITY INTEREST	46,161	3	55,205	3
20	**NET INCOME OF MAJORITY INTEREST**	**45,075**	**3**	**89,235**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**1,778,023**	**100**	**1,827,020**	**100**
21	DOMESTIC	1,638,409	92	1,723,646	94
22	FOREIGN	139,614	8	103,374	6
23	TRANSLATED INTO DOLLARS (***)	14,778	1	10,249	1
6	**TOTAL FINANCING COST**	**23,478**	**100**	**59,673**	**100**
24	INTEREST PAID	75,977	324	61,286	103
25	EXCHANGE LOSSES	0	0	21,245	36
26	INTEREST EARNED	21,945	93	6,206	10
27	EXCHANGE PROFITS	19,324	82	0	0
28	GAIN DUE TO MONETARY POSITION	(11,230)	(48)	(16,652)	(28)
8	**OTHER FINANCIAL OPERATIONS**	**(4,147)**	**100**	**(6,580)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(4,147)	(100)	(6,580)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**57,498**		**100 77,911**	**100**
32	INCOME TAX	57,498	100	77,911	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,975,581	2,061,669
37	NET INCOME OF THE YEAR	164,280	222,603
38	NET SALES (**)	3,940,142	4,119,261
39	OPERATION INCOME (**)	429,415	602,813
40	NET INCOME OF MAYORITY INTEREST(**)	132,187	208,731
41	NET CONSOLIDATED INCOME (**)	238,033	341,816

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**91,236**	**144,440**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	24,577	69,260
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**115,813**	**213,700**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	12,843	100,602
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**128,656**	**314,302**
6	CASH FLOW FROM EXTERNAL FINANCING	90,761	26,070
7	CASH FLOW FROM INTERNAL FINANCING	(141,019)	(124,578)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(50,258)**	**(98,508)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(92,346)**	**(184,664)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(13,948)	31,130
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	121,409	45,936
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	107,461	77,066

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**24,577**	**69,260**
13	DEPRECIATION AND AMORTIZATION FOR THE	48,196	45,500
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	(3,851)	59
15	+ (-) NET LOSS (PROFIT) IN MONEY	(19,324)	21,244
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(444)	2,457
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**12,843**	**100,602**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	179,899	219,265
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(30,134)	(132,250)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(74,214)	40,607
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(14,244)	8,619
22	+ (-) INCREASE (DECREASE) IN OTHER	(48,464)	(35,639)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**90,761**	**26,070**
23	+ SHORT-TERM BANK AND STOCK MARKET	169,914	56,545
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(79,153)	(30,475)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(141,019)**	**(124,578)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	27,253
31	(-) DIVIDENS PAID	(141,019)	(151,831)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(92,346)**	**(184,664)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(1,210)	(4,040)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(41,422)	(65,613)
36	(-) INCREASE IN CONSTRUCTIONS IN	(34,864)	(110,853)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(14,850)	(4,158)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** **2001**
GRUPO HERDEZ, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	5.13	%	7.91	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	8.80	%	14.43	%
3	NET INCOME TO TOTAL ASSETS (**)	6.41	%	9.29	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	48.50	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	12.31	%	11.53	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.06	times	1.12	times
7	NET SALES TO FIXED ASSETS (**)	2.39	times	2.62	times
8	INVENTORIES ROTATION (**)	2.77	times	2.51	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	47	days	42	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	13.10	%	10.70	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	50.90	%	50.74	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.04	times	1.03	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	23.41	%	37.45	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	38.56	%	34.94	%
15	OPERATING INCOME TO INTEREST PAID	2.21	times	4.53	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.08	times	2.21	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.12	times	2.09	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.23	times	1.02	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.97	times	1.00	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	12.46	%	8.67	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	6.51	%	11.70	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.72	%	5.51	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.69	times	5.13	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(180.59)	%	(26.46)	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	280.59	%	126.46	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	44.86	%	35.53	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.31	$ 0.49
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.31	$ 0.49
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 3.54	$ 3.41
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.92 times	1.13 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.55 times	7.81 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

GRUPO HERDEZ, S. A. DE C.V.

SECOND QUARTER 2001

REPORT TO THE BOARD OF DIRECTORS

DISTINGUISHED MEMBERS OF THE BOARD:

THE RESULTS REPORTED BY GRUPO HERDEZ, S. A. DE C.V. AS OF JUNE 30, 2001 WERE WEAKER THAN ANTICIPATED; THE ECONOMIC SLOWDOWN AROUND THE WORLD CAUSED, TO A GREAT EXTENT, BY LOW GDP GROWTH IN THE UNITED STATES, HAS IMPACTED THE ENTIRE CONTINENT AND MOST DIRECTLY MEXICO, AS ITS MOST IMPORTANT TRADE PARTNER AND WHERE MOST OF MEXICO'S EXPORTS ARE DIRECTED.

INFLATION IS WELL UNDER CONTROL AS, AT THE END OF THE FIRST HALF OF THE YEAR IT SHOWED AN INCREASE OF 2.1%. ESTIMATED GDP FOR THIS YEAR IS PLACED BETWEEN 1.0% AND 1.5%; AS RESULT OF THIS, A DECLINE IN ECONOMIC ACTIVITY AND CONSEQUENTLY IN CONSUMPTION IS EXPECTED.

THE PESO'S STRENGTH HAS ALSO INCREASED THE ATTRACTIVENESS OF IMPORTS AS THESE ARE FOUND IN THE DOMESTIC MARKET AT PRICES BELOW OUR PRODUCTION COSTS, IMPOSING SIGNIFICANT PRICING PRESSURES, STRONG COMPETITION AMONG DOMESTIC PRODUCERS, AND ULTIMATELY CAUSING CONSIDERABLE REDUCTIONS IN MARGINS.

IN THE SECOND QUARTER OF THIS YEAR, GRUPO HERDEZ REPORTS GROWTH OF 5.0% IN BOXES AND AN ACCUMULATED INCREASE OF 8.8% AS OF JUNE. IN VALUE, THE GRUPO SHOWS A DECLINE OF 8.5 %, COMPARED TO THE SAME QUARTER IN THE PREVIOUS YEAR, AND AN ACCUMULATED DECLINE OF 2.7% AS OF JUNE, DUE MAINLY TO A PRICE CUT IMPLEMENTED IN AUGUST OF THE YEAR 2000. CONSEQUENTLY, SALES FOR THE FIRST HALF OF THE PREVIOUS YEAR ARE COMPARED TO SALES FOR THE FIRST HALF OF 2001 AT MUCH LOWER PRICES, IN ADDITION TO INCREASES IN ADVERTSING AND PROMOTIONAL COSTS EFFECTED TO ACHIEVE AN INCREASE IN UNITS AND GAIN MARKET SHARE.

IMPROVED ECONOMIC CONDITIONS ARE EXPECTED IN THE COMING YEARS, WITH A STRONG PESO, BUT AT A LEVEL THAT SUPPORTS COMPETITIVENESS, WHILE CONTINUING TO TEMPORARLLY WITHSTAND THE DECLINE IN MARGINS INTENDED TO GAIN MARKET SHARE THAT WILL BENEFIT US IN THE FUTURE, AS THE ECONOMIC ACTIVITY AND DISPOSABLE INCOME LEVELS IMPROVE.

WE HAVE EXPERIENCED AN INTERESTING REBOUND IN EXPORTS, WITH AN INCREASE IN BOXES IN THE SECOND QUARTER OF 40.9 % AND 47.7 % ACCUMULATED FOR THE FIRST HALF, AND IN DOLLARS OF 42.6 % AND 44.2 % RESPECTIVELY. EXPORTS NOW REPRESENT 8.0 % OF TOTAL SALES IN VALUE AND 11.4 % IN VOLUME, ENCOURAGING US TO CONTINUE FOCUSING IN EXPORTS AS ONE OF THE BEST ROADS TO FOLLOW ON OUR WAY TOWARDS GROWTH AND CONSOLIDATION.

OPERATING PROFIT DURING THE QUARTER WAS 9.0 % AND 9.4% ACCUMULATED, RESULTING FROM STRONG PRICING PRESSURES AND A DECLINE IN MARGINS; EBITDA OF 11.7 % AND 12.1 % RESPECTIVELY. CONSEQUENTLY, PROMOTIONAL EXPENDITURES ARE UNDER STRICT CONTROL IN AN EFFORT TO IMPROVE RESULTS IN THE THIRD AND FOURTH QUARTER AND ACHIEVE THE PROJECTED LEVELS.

ACCUMULATED NET PROFIT OF $45 MILLION REPRESENTS 2.5 % OF NET REVENUES VS. 4.9 % IN THE PREVIOUS YEAR.

THE GRUPO'S FINANCIAL CONDITION REMAINS SOLID AND STABLE WITH A TOTAL

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

LIABILITY TO TOTAL ASSETS OF 50.6 %, INDICATING AN UNCHANGED LEVERAGE LEVEL IN SPITE OF $384 MILLION IN DEFERRED TAXES AND $140 MILLION IN DIVIDENDS PAID TO OUR PARTNER McCormick & CO.

INTEREST COVERAGE (EBITDA TO NET INTEREST) FOR THE LAST TWELVE MONTHS TOTALED 3.6 X, WHILE LIABILITIES TO CAPITAL PRACTICALLY EQUALED ONE TO ONE.

THE ACQUISITION OF FIXED ASSETS FOCUSES STRICTLY ON PROJECTS INTENDED TO IMPROVE PRODUCTIVITY. OUR INVENTORY REDUCTION PROGRAM CONTINUES TO MOVE AHEAD AND IS BEGINNING TO ACHIEVE ENCOURAGING RESULTS; IN ADDITION, WE INITIATED A PRODUCT RATIONALIZATION PROGRAM WITH THE GOAL OF PROVIDING A MORE EFFICIENT FOCUS THROUGHOUT THE ENTIRE GROUP.
TODAY, TOMORROW, AND ALWAYS, WITH ALL TRUST IS …HERDEZ.

ENRIQUE HERNANDEZ-PONS TORRES
President and Chairman of the Board

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES: ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., HERSAIL, S.A. DE C.V., HERPORT, S.A. DE C.V. AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

THESE DATA CAN BE LOCATED IN THE ANNEX 4.

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2000
PROJECTED BENEFIT OBLIGATION	(14,847)
PLAN ASSETS AT MARKET VALUE	2,333
UNAMORTIZED PRIOR SERVICE COST	0
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	2,797
PROJECTED NET LIABILITY	(9,717)
ACCUMULATED BENEFIT OBLIGATION	(14,708)
UNAMORTIZED TRANSITION ASSET	12
NET COST FOR THE PERIOD	$ 987

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 19 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.
EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	424,106	300,527	724,633
PREMIUM IN SALES OF SHARES	43,571	124,434	168,005
LEGAL RESERVE	18,276	31,733	50,009
RETAINED EARNINGS	757,001	1,209,360	1,966,361
REPURCHASE FUND	31,390	121,643	153,033
ACCUMULATED DEFFERRED TAX	17,248		17,248
DEFICIT IN THE RESTATEMENT OF CAPITAL		(1,604,656)	(1,604,656)
NET INCOME	44,629	446	45,075
TOTAL	1,318,973	183,487	1,502,460

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,399,000 MORE SHARES WERE ACQUIRED AT $3.1093 AVERAGE PRICE PER SHARE.
DURING 2000 1,566,000 MORE SHARES WERE ACQUIRED AT $3.0477 AVERAGE PRICE PER SHARE.
DURING 2001 634,800 MORE SHARES WERE ACQUIRED AT $2.8969 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	75,977
GAIN INTERESTS	21,945
EXCHANGE LOSS	(19,324)
GAIN ON NET MONETARY POSITION	(11,230)
TOTAL	23,478

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AT 31 OF DECEMBER WERE:

IN RESULTS: IN THE PROVISION TAXES	(2,168)
IN LIABILITIES: IN DEFFERRED TAXES	388,118

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME		N P C I		FACTOR	UPDATED INCOME	
	MONTHLY	ACCUMULATED	CLOSING	ORIGEN	ACTUALIZ	MONTHLY	ACCUMULATED

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

JUL	7,875	7,875	343.694	323.753	1.0616	8,360	8,360
AGO	7,875	15,750	343.694	325.532	1.0558	8,314	16,674
SEP	7,871	23,621	343.694	327.910	1.0481	8,250	24,924
OCT	20,100	43,721	343.694	330.168	1.0410	20,923	45,848
NOV	20,100	63,821	343.694	332.991	1.0321	20,746	66,594
DIC	20,095	83,916	343.694	336.596	1.0211	20,519	87,113
ENE	7,825	91,741	343.694	338.462	1.0155	7,946	95,058
FEB	7,734	99,475	343.694	338.238	1.0161	7,859	102,917
MAR	7,738	107,213	343.694	340.381	1.0097	7,813	110,731
ABR	7,135	114,348	343.694	342.098	1.0047	7,168	117,899
MAY	7,135	121,483	343.694	342.883	1.0024	7,152	125,051
JUN	7,136	128,619	343.694	343.694	1.0000	7,136	132,187

AT JUNE 30, 2001 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	12,537
MONETARY LIABILITIES	48,807
NET POSITION	(38,230)

AT JUNE 30, 2001, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	1,256
MACHINERY AND EQUIPMENT	72,936
TOTAL	74,192

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100.00	204,258	747,416
2 MCCORMICK DE MÉXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.00	163,603	275,085
3 GRUPO BÚFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100.00	64,500	81,766
4 MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00	20,350	22,125
5 YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00	12,000	127,045
6 HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50.00	30,000	41,383
7 ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	99.99	20,000	37,489
8 ALIMENTOS DESHIDRATADOS DEL BAJÍO	PROD VEGET DESHIDRAT	5,388,187	100.00	35,460	56,375
9 HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACIÓN DE PRODUC MARI	40,050	100.00	40,050	43,600
10 SOCIEDAD DE DESARROLLO, S.A. DE C.V.	PRODUCCIÓN AGROPECUARIA, FORESTAL, APÍC	4,550,000	50.00	2,275	3,296
TOTAL INVESTMENT IN SUBSIDIARIES				**592,496**	**1,435,580**
ASSOCIATEDS					
1 OTRAS COMPAÑIAS		1	0.00	127,277	127,277
TOTAL INVESTMENT IN ASSOCIATEDS				**127,277**	**127,277**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,562,857**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODI**HERDEZ** QUARTER: **2** YEAR: **2001**

GRUPO HERDEZ, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	89,989	17,983	72,006	343,528	138,615	276,919
MACHINERY	638,059	154,180	483,879	858,013	409,348	932,544
TRANSPORT EQUIPMENT	19,188	9,020	10,168	32,490	20,589	22,069
OFFICE EQUIPMENT	16,995	7,277	9,718	30,168	20,501	19,385
COMPUTER EQUIPMENT	25,449	15,920	9,529	8,161	4,678	13,012
OTHER	5,622	180	5,442	2,503	57	7,888
DEPRECIABLES TOTAL	**795,302**	**204,560**	**590,742**	**1,274,863**	**593,788**	**1,271,817**
NOT DEPRECIATION ASSETS						
GROUNDS	32,970	0	32,970	146,682	0	179,652
CONSTRUCTIONS IN PROCESS	165,584	0	165,584	29,950	0	195,534
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**198,554**	**0**	**198,554**	**176,632**	**0**	**375,186**
TOTAL	**993,856**	**204,560**	**789,296**	**1,451,495**	**593,788**	**1,647,003**

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
CITI BANK	10/12/2001		0	0	16,327	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	27/07/2001	12.45	0	0	5,038	0	0	0	0	0	0	0	0	0	0	0
CITI BANK	29/08/2001		0	0	8,350	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	30/04/2002		0	0	45,354	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/05/2002		0	0	5,443	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	02/07/2001		12,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	16/07/2001		8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	11/01/2002	18.90	15,141	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	02/07/2001	13.05	91,858	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	02/07/2001		45,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	02/07/2001		14,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	02/07/2001		8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	02/07/2001		7,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	06/07/2001		59,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	16/07/2001		55,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	16/07/2001		50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	16/07/2001	11.60	31,080	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	16/07/2001		13,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	25/07/2001	11.60	16,010	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	25/07/2001		10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	27/07/2001	13.05	4,038	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	15/08/2001	9.13	0	0	9,176	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMERCE BANK	05/10/2002		0	0	0	0	54,425	0	0	0	0	0	0	0	0	0
CALIF. C. BANK	05/10/2002	8.64	0	0	0	0	18,255	0	0	0	0	0	0	0	0	0
CALIF. C. BANK	05/10/2002	8.46	0	0	0	0	11,861	0	0	0	0	0	0	0	0	0
CALIF. C. BANK	05/09/2003		0	0	0	0	8,345	0	0	0	0	0	0	0	0	0
BANAMEX	30/04/2004		0	0	0	0	90,708	0	0	0	0	0	0	0	0	0
CITI BANK	31/05/2005		0	0	0	0	0	19,049	0	0	0	0	0	0	0	0
BANAMEX	31/05/2005		0	0	0	0	0	16,327	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
BANAMEX	12/06/2009		0	0	0	0	0	0	0	136,062	0	0	0	0	0	0
BANAMEX	22/12/2003		0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	11/07/2002		0	150,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**439,127**	**280,000**	**87,688**	**0**	**183,594**	**35,376**	**0**	**136,062**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
VARIOS PROVEEDORES			215,438	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**215,438**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTRAS CUENTAS POR PAGAR			81,819	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**81,819**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			736,384	**280,000**	**87,688**	**0**	**183,594**	**35,376**	**0**	**136,062**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	14,778	139,614	0	0	139,614
OTHER	0	0	0	0	0
TOTAL	**14,778**	**139,614**			**139,614**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	3,535	33,066	0	0	33,066
INVESTMENTS	2,795	26,144	0	0	26,144
OTHER	0	0	0	0	0
TOTAL	**6,330**	**59,210**			**59,210**
NET BALANCE	**8,448**	**80,404**			**80,404**
FOREING MONETARY POSITION					
TOTAL ASSETS	**12,537**	**113,721**	0	0	**113,721**
LIABILITIES POSITION	**48,807**	**442,720**			**442,720**
SHORT TERM LIABILITIES POSITION	9,667	87,688	0	0	87,688
LONG TERM LIABILITIES POSITION	39,140	355,032	0	0	355,032
NET BALANCE	**(36,270)**	**(328,999)**			**(328,999)**

NOTES

EL TIPO DE CAMBIO PARA LA BALANZA DE DIVISAS ES DE $9.3539
EL TIPO DE CAMBIO PARA LA POSICIÓN EN MONEDA EXTRANJERA ES DE $9.0708

STOCK EXCHANGE CODE:**HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,830,972	2,152,639	(321,666)	0.01	1,783
FEBRUARY	1,508,457	1,864,747	(356,290)	0.01	(236)
MARCH	1,321,682	1,947,702	(626,020)	0.01	3,966
APRIL	1,367,044	1,737,335	(370,291)	0.01	1,868
MAY	1,367,050	1,759,592	(392,542)	0.01	901
JUNE	1,458,422	1,867,157	(408,736)	0.01	967
ACTUALIZATION:	0	0	0	0.00	1,981
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**11,230**

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A B L E

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	60
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	65
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	76
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	96
PLANTA YAVAROS	ENLATADO DE SARDINA	800	95
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	75
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	50
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2001**

GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.40
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.40
	ACEITE DE SOYA		ACEITES CARGILL		9.39
	VIDRIERA GUDALAJARA, S.A. DE				
	VIDRIERA MEXICALI, S.A. DE C.				
	J. PARRA E HIJOS, S.A. DE C.				
	PRODUCTOS PICANTES DE BAJA CA				
	SALAS LIGA				
	CONCEPCION				

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS	7,674	443,846	6,365	925,821		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	1,868	121,604	2,006	234,525		DOÑA MARIA	COMERCIAL MEXICAN/
VEGETALES	1,333	131,477	1,544	250,394		MCCORMICK	GIGANTE
MARISCOS Y CARNES	1,081	132,254	940	202,590		HORMEL	SORIANA
VARIOS	165	14,415	141	25,079		YAVAROS	ISSSTE
						BUFALO	
TOTAL		843,596		1,638,409			

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS			913	95,030	USA	HERDEZ	
JUGOS FRUTAS Y POST			75	7,618	CENTROAMERICA	DOÑA MARIA	
VEGETALES			258	20,847	SUDAMERICA	BUFALO	
MARISCOS Y CARNES			162	15,905	EUROPA		
VARIOS			3	214			
TOTAL				139,614			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** 241,312,699

Number of shares Outstanding at the Date of the NFEA: 424,471,000
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1	B	424,471,000.00	15/02/2001	50,000,000.00
2	B	424,471,000.00	15/05/2001	90,000,000.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2001 387,491,463

Number of shares Outstanding at the Date of the NFEA: 423,836,200
(Units)

STOCK EXCHANGE COI **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **1999**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

STOCK EXCHANGE CO| HERDEZ QUARTER: 2 YEAR: 2001

RAZON SOCIAL: **GRUPO HERDEZ, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** 16,154,862

Number of Shares Outstanding at the Date of the NFEAR: 424,471,000
(Units)

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF JUNIO OF 2001	
FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2001 16,494,114

Number of shares Outstanding at the Date of the NFEAR 423,836,200
(Units)

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR 0
(Units)

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR **2001**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	43,200,000	380,636,200	278,091,872	145,744,328	43,227	380,879
TOTAL			**43,200,000**	**380,636,200**	**278,091,872**	**145,744,328**	**43,227**	**380,879**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
423,836,200
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	8,163,800	3.28021	3.29000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 13/12/200: 09:23

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO HERDEZ, S.A. DE C.V.
DO MICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 201-56-55
FAX: 5-201-57-99 **AUTOMATICO:** X
E-MAIL:
DIRECCION DE INTERNET www.grupoherdez.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GHE910910H19
DOMICILIO CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA: ARGENTINA PONIENTE
C. POSTAL: 11230
CIUDAD Y ESTADO: MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: C.P. JOSE GUADALUPE VEGA ELIAS
DOMICILIO: CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA: ARGENTINA PONIENTE
C. POSTAL: 11230
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5-576-31-00 EXT. 1200
FAX: 55-76-25-24
E-MAIL: jvega@herdez.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE Y DIRECTOR GENERAL
NOMBRE: LIC. ENRIQUE HERNÁNDEZ PONS-TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-49
FAX: 5-201-57-99
E-MAIL: ehpt@herdez.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: PRESIDENTE Y DIRECTOR GENERAL
NOMBRE: LIC. ENRIQUE HERNÁNDEZ - PONS TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 13/12/200: 09:23

TELEFONO:	5-201-57-48, 49, 40, 41
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx, hhpt@herdez.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215

CLAVE DE COTIZACION: HERDEZ FECHA: 13/12/200: 09:23

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	COORDINADORA CON RELACIÓN A INVERSIONISTAS
NOMBRE:	LIC. ADRIANA LEGORRETA GUTIÉRREZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-56-02 Y 52-01-56-03
FAX:	5-201-56-46 Y 52-01-57-93
E-MAIL:	alegorreta@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HECTOR HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR **2001**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** **OF** **JUNE** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR DE ADMINISTRACIÓN.

C.P. PABLO LEZAMA VÉLEZ.
DIRECTOR DE FINANZAS.

MEXICO, D.F., AT DECEMBER 13 OF 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** Quarter: **3** Year: **2001**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF Amount	%
1	**TOTAL ASSETS**	**3,604,857**	**100**	**3,653,838**	**100**
2	**CURRENT ASSETS**	**1,688,264**	**47**	**1,795,719**	**49**
3	CASH AND SHORT-TERM INVESTMENTS	28,718	1	77,159	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	567,437	16	479,614	13
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	321,852	9	265,173	7
6	INVENTORIES	685,385	19	923,285	25
7	OTHER CURRENT ASSETS	84,872	2	50,488	1
8	**LONG-TERM**	**125,420**	**3**	**140,078**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	125,420	3	140,078	4
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,669,798**	**46**	**1,609,384**	**44**
13	PROPERTY	610,041	17	619,460	17
14	MACHINERY AND INDUSTRIAL	1,446,209	40	1,358,328	37
15	OTHER EQUIPMENT	144,051	4	135,472	4
16	ACCUMULATED DEPRECIATION	815,176	23	750,008	21
17	CONSTRUCTION IN PROGRESS	284,673	8	246,132	7
18	**DEFERRED ASSETS (NET)**	**121,375**	**3**	**108,657**	**3**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,796,036**	**100**	**1,832,437**	
21	**CURRENT LIABILITIES**	**788,325**	**44**	**890,263**	**49**
22	SUPPLIERS	230,917	13	188,113	10
23	BANK LOANS	435,192	24	628,397	34
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	68,956	4	28,495	2
26	OTHER CURRENT LIABILITIES	53,260	3	45,258	2
27	**LONG-TERM LIABILITIES**	**649,824**	**36**	**483,409**	**26**
28	BANK LOANS	649,824	36	483,409	26
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**345,332**	**19**	**444,662**	**24**
32	**OTHER LIABILITIES**	**12,555**	**1**	**14,103**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,808,821**		100 **1,821,401**	
34	**MINORITY INTEREST**	**348,364**	**19**	**378,349**	**21**
35	**MAJORITY INTEREST**	**1,460,457**	**81**	**1,443,052**	**79**
36	**CONTRIBUTED**	**897,285**	**50**	**902,150**	**50**
37	PAID-IN CAPITAL STOCK (NOMINAL)	423,957	23	424,741	23
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	304,420	17	308,126	17
39	PREMIUM ON SALES OF SHARES	168,908	9	169,283	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**563,172**	**31**	**540,902**	**30**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,956,398	108	1,858,871	102
43	REPURCHASE FUND OF SHARES	153,612	8	155,859	9
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,615,453)	(89)	(1,585,704)	(87)
45	NET INCOME FOR THE YEAR	68,615	4	111,876	6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**28,718**	100	**77,159**	100
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	28,718	100	77,159	100
18	**DEFERRED ASSETS (NET)**	**121,375**	100	**108,657**	
48	AMORTIZED OR REDEEMED EXPENSES	121,375	100	108,657	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**788,325**	100	**890,263**	
52	FOREING CURRENCY LIABILITIES	77,029	10	154,930	17
53	MEXICAN PESOS LIABILITIES	711,296	90	735,333	83
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**53,260**		100 **45,258**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	53,260	100	45,258	100
27	**LONG-TERM LIABILITIES**	**649,824**	100	**483,409**	
59	FOREING CURRENCY LIABILITIES	389,824	60	477,890	99
60	MEXICAN PESOS LIABILITIES	260,000	40	5,519	1
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**0**	100	**0**	
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**345,332**	100	**444,662**	
65	NEGATIVE GOODWILL	1,598	0	5,461	1
66	DEFERRED TAXES	343,734	100	439,201	99
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**12,555**	100	**14,103**	
68	RESERVES	12,555	100	14,103	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,615,453)**		100 **(1,585,704)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,615,453)	(100)	(1,585,704)	(100)

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2001**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF FINANCIAL
		Amount	Amount
72	WORKING CAPITAL	899,939	905,456
73	PENSIONS FUND AND SENIORITY	1,654	3,114
74	EXECUTIVES (*)	14	13
75	EMPLOYERS (*)	2,165	1,842
76	WORKERS (*)	2,816	2,917
77	CIRCULATION SHARES (*)	423,537,500	424,471,000
78	REPURCHASED SHARES (*)	8,462,500	7,529,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**2,735,084**	**100**	**2,758,363**	**100**
2	COST OF SALES	1,589,098	58	1,592,896	58
3	**GROSS INCOME**	**1,145,986**	**42**	**1,165,467**	**42**
4	OPERATING	868,569	32	829,256	30
5	**OPERATING**	**277,417**	**10**	**336,211**	**12**
6	TOTAL FINANCING	67,445	2	62,232	2
7	**INCOME AFTER FINANCING COST**	**209,972**	**8**	**273,979**	**10**
8	OTHER FINANCIAL OPERATIONS	(12,458)	0	(8,851)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**222,430**	**8**	**282,830**	**10**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	83,607	3	105,779	4
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**138,823**	**5**	**177,051**	**6**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,003	0	(3,076)	0
13	**CONSOLIDATED NET INCOME OF**	**139,826**	**5**	**173,975**	**6**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**139,826**	**5**	**173,975**	**6**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**139,826**	**5**	**173,975**	**6**
19	NET INCOME OF MINORITY INTEREST	71,211	3	62,099	2
20	**NET INCOME OF MAJORITY INTEREST**	**68,615**	**3**	**111,876**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**2,735,084**	**100**	**2,758,363**	**100**
21	DOMESTIC	2,524,632	92	2,596,889	94
22	FOREIGN	210,452	8	161,474	6
23	TRANSLATED INTO DOLLARS (***)	22,272	1	16,115	1
6	**TOTAL FINANCING COST**	**67,445**	**100**	**62,232**	**100**
24	INTEREST PAID	108,935	162	100,718	162
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	23,215	34	8,241	13
27	EXCHANGE PROFITS	4,176	6	4,022	6
28	GAIN DUE TO MONETARY POSITION	(14,099)	(21)	(26,223)	(42)
8	**OTHER FINANCIAL OPERATIONS**	**(12,458)**	**100**	**(8,851)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(12,458)	(100)	(8,851)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**83,607**		**100 105,779**	**100**
32	INCOME TAX	83,607	100	105,779	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: 3 YEAR **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	3,418,855	2,934,429
37	NET INCOME OF THE YEAR	231,643	302,225
38	NET SALES (**)	4,016,301	4,119,215
39	OPERATION INCOME (**)	487,730	565,262
40	NET INCOME OF MAYORITY INTEREST(**)	135,319	210,446
41	NET CONSOLIDATED INCOME (**)	260,775	324,052

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**139,826**	**173,975**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	66,543	67,771
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**206,369**	**241,746**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	76,547	86,442
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**282,916**	**328,188**
6	CASH FLOW FROM EXTERNAL FINANCING	(52,610)	57,081
7	CASH FLOW FROM INTERNAL FINANCING	(213,621)	(126,135)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(266,231)**	**(69,054)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(114,168)**	**(228,488)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(97,483)	30,646
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	126,201	46,513
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	28,718	77,159

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**66,543**	**67,771**
13	DEPRECIATION AND AMORTIZATION FOR THE	73,270	68,869
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	(1,548)	(152)
15	+ (-) NET LOSS (PROFIT) IN MONEY	(4,176)	(4,022)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(1,003)	3,076
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**76,547**	**86,442**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	171,196	239,906
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	7,345	(103,638)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(41,192)	65,219
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(7,831)	(34,781)
22	+ (-) INCREASE (DECREASE) IN OTHER	(52,971)	(80,264)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(52,610)**	**57,081**
23	+ SHORT-TERM BANK AND STOCK MARKET	39,941	160,756
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(92,551)	(103,675)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(213,621)**	**(126,135)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	27,594
31	(-) DIVIDENS PAID	(213,621)	(153,729)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(114,168)**	**(228,488)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(2,679)	(4,053)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(50,852)	(155,458)
36	(-) INCREASE IN CONSTRUCTIONS IN	(37,095)	(61,842)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(23,542)	(7,135)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** **2001**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	5.11	%	6.31	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	9.27	%	14.58	%
3	NET INCOME TO TOTAL ASSETS (**)	7.23	%	8.87	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	38.60	%	48.50	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	10.08	%	15.07	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.11	times	1.13	times
7	NET SALES TO FIXED ASSETS (**)	2.41	times	2.56	times
8	INVENTORIES ROTATION (**)	2.99	times	2.56	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	49	days	41	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	12.67	%	11.30	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	49.82	%	50.15	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.99	times	1.01	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	25.99	%	34.53	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	38.92	%	30.04	%
15	OPERATING INCOME TO INTEREST PAID	2.55	times	3.34	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.24	times	2.25	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.14	times	2.02	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.27	times	0.98	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.94	times	0.98	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.64	%	8.67	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	7.55	%	8.76	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	2.80	%	3.13	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.60	times	3.26	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	19.76	%	(82.66)	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	80.24	%	182.66	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	44.54	%	68.04	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.30	$ 0.50
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.30	$ 0.50
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 3.45	$ 3.40
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.17	$ 0.21
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.78 times	1.16 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.45 times	7.89 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

GRUPO HERDEZ
THIRD QUARTER 2001
REPORT TO THE BOARD OF DIRECTORS

DISTINGUISHED MEMBERS OF THE BOARD:

THE ECONOMIC SLOWDOWN IN THE UNITED STATES AND THE EVENTS ON SEPTEMBER 11TH PUT FORWARD AN UNCERTAIN SCENARIO FOR THE WORLD ECONOMY AS A WHOLE, AND PESIMISTIC EXPECTATIONS THAT HAVE A BEARING ON THE ECONOMIC RECOVERY DOMESTICALLY, AND THAT OF OUR MAIN TRADING PARTNERS.

IN THE DOMESTIC FRONT, WHILE MEXICO'S ACCUMULATED INFLATION TOTALED A RELATIVELY LOW 3.4% AS AT THE END OF SEPTEMBER, CONFIRMING THE EFFECTIVENESS OF CONTROLS IMPLEMENTED IN THIS REGARD, THIS YEAR'S CPI FORECAST POINTS TO A TOTAL LACK OF GROWTH.

IN THE THIRD QUARTER OF 2001, THE RESULTS FOR GRUPO HERDEZ SHOWED AN IMPROVEMENT VERSUS THOSE POSTED IN THE THIRD QUARTER OF 2000. IN TERMS OF VOLUME, A TOTAL OF 6,620,000 BOXES WERE SOLD VERSUS 6,052,000 FOR THE SAME QUARTER IN THE PREVIOUS YEAR, OR A 9.4% INCREASE. THIS EXPANSION REFLECTED INCREASES OF 4.4% AND 65.1% DOMESTICALLY AND IN EXPORTS RESPECTIVELY.

IN PESOS, DOMESTIC SALES IN THE THIRD QUARTER TOTALED $865,579.000 PESOS, OR 1.7% OVER SALES REPORTED IN THE THIRD QUARTER OF THE PREVIOUS YEAR. EXPORTS ROSE TO US $7,493,000 COMPARED TO US $5,866,000 IN THE PREVIOUS YEAR, REPRESENTING AN INCREASE OF 27.7%.

GROSS PROFIT IMPROVED TO 43% VERSUS 41% FOR THE SAME QUARTER IN THE PREVIOUS YEAR, RESULTING FROM THE EFFECTIVE CONTROL OF PROMOTIONAL AND DISTRIBUTION COSTS, AND BETTER INVENTORY MANAGEMENT, THEREBY ACHIEVING A SENSIBLE IMPROVEMENT OF RESULTS.

OPERATING PROFIT OF $107,684,000 PESOS WAS 96% ABOVE THE $54,800,000 PESOS IN THE THIRD QUARTER OF 2000, WHILE EBITDA OF $131,673,000 WAS 74% ABOVE THE LEVELS REPORTED FOR THE SAME QUARTER IN THE PREVIOUS YEAR. THE INTEGRAL COST OF FINANCING INCREASED DUE TO AN EXCHANGE LOSS OF $15,391,000 PESOS COMPARED TO A GAIN OF $25.5 MILLION PESOS FOR THE SAME QUARTER IN THE PREVIOUS YEAR.

NET PROFIT OF $23,000,000 PESOS WAS 6.8% ABOVE THE RESULTS POSTED FOR THE SAME QUARTER IN THE PREVIOUS YEAR, WHILE THE CONSOLIDATED NET PROFIT OF $48 MILLION PESOS SHOWS AN INCREMENT OF $21 MILLION PESOS OR 71%.

WE MAINTAIN OUR STRATEGY OF GROWTH THROUGH CONSISTENT UNIT EXPANSION TO INCREASE MARKET SHARE, AND THE GRADUAL RECOVERY OF MARKET PRICES, BRINGING ALONG AN IMPROVEMENT IN MARGINS, WHILE IN THE MEDIUM-TERM WE EXPECT AN ECONOMIC RECOVERY IN MEXICO AND AROUND THE WORLD.

ACCUMULATED NET PROFIT AS AT THE END OF SEPTEMBER EQUALED $69 MILLION PESOS, 38.7% BELOW THE ACCUMULATED RESULTS FOR THE PREVIOUS YEAR. HOWEVER, WE EXPECT A PARTIAL RECOVERY IN THE FOURTH QUARTER AS WE HAVE ACHIEVED IMPROVEMENTS IN THE COST OF SALES AND OPERATING COSTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

THE COMPANY'S FINANCIAL POSITION REMAINS SOLID AS TOTAL LIABILITIES DECLINED BY $37 MILLION PESOS, WHICH INCLUDED A REDUCTION OF $27 MILLION PESOS IN INTEREST BEARING DEBT. IN JULY OF THIS YEAR, WE PAID $69 MILLION PESOS IN DIVIDENDS THEREBY REDUCING STOCKHOLDERS' EQUITY. NEVERTHELESS, THE RATIO OF LIABILITIES TO STOCKHOLDERS' EQUITY REMAINS BASICALLY AT 1:1, WHILE INTEREST COVERAGE (EBITDA / NET INTEREST) EQUALED 4.1X.

INTEREST BEARING DEBT TOTALED $1,085 MILLION PESOS OF WHICH $435 MILLION IS SHORT-TERM, OR 40%, AND $650 MILLION IS LONG-TERM, OR 60%, REVERSING LAST YEAR'S SPLIT OF 56% SHORT-TERM AND 44% LONG- TERM.

A SIGNIFICANT DECLINE IN INVENTORIES WAS OBSERVED, ENCOURAGING US TO CONTINUE PROMOTING OUR INVENTORY REDUCTION PROGRAM; IN ADDITION, WE ARE ESTABLISHING MEASURES TO REDUCE OUTSTANDING RECEIVABLES.

THE INVESTMENTS IN FIXED ASSETS ARE NOT SIGNIFICANT AND REMAIN FOCUSED ON THE MODERNIZATION AND INCREASE IN PRODUCTIVITY.

WE CONTINUE TO MOVE AHEAD WITH OUR TRAINING AND CONTINUOUS IMPROVEMENT PROGRAMS AS WE APPROACH THE IMPLEMENTATION OF AN INFORMATION AND MANAGEMENT SYSTEM BASED ON ECONOMIC VALUE ADDED.

TODAY, TOMORROW, AND ALWAYS, WITH ALL TRUST IS ...HERDEZ

LIC. ENRIQUE HERNANDEZ-PONS TORRES
PRESIDENT AND CHAIRMAN OF THE BOARD

Mexico, D.F. October 26, 2001

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES: ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., HERSAIL, S.A. DE C.V., HERPORT, S.A. DE C.V. AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

THESE DATA CAN BE LOCATED IN THE ANNEX 4.

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2000
PROJECTED BENEFIT OBLIGATION	(14,847)
PLAN ASSETS AT MARKET VALUE	1,654
UNAMORTIZED PRIOR SERVICE COST	0
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	2,797
PROJECTED NET LIABILITY	(9,717)
ACCUMULATED BENEFIT OBLIGATION	(14,708)
UNAMORTIZED TRANSITION ASSET	12
NET COST FOR THE PERIOD	$ 987

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 19 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.
EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	423,957	304,420	728,377
PREMIUM IN SALES OF SHARES	43,571	125,337	168,908
LEGAL RESERVE	26,911	32,110	59,021
RETAINED EARNINGS	942,368	955,009	1,897,377
REPURCHASE FUND	31,147	122,465	153,612
ACCUMULATED DEFFERRED TAX	17,248		17,248
DEFICIT IN THE RESTATEMENT OF CAPITAL		(1,615,453)	(1,615,453)
NET INCOME	67,908	707	68,615
TOTAL	1,535,862	(75,405)	1,460,457

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,399,000 MORE SHARES WERE ACQUIRED AT $3.1093 AVERAGE PRICE PER SHARE.
DURING 2000 1,566,000 MORE SHARES WERE ACQUIRED AT $3.0477 AVERAGE PRICE PER SHARE.
DURING 2001 933,500 MORE SHARES WERE ACQUIRED AT $2.82387 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	108,935
GAIN INTERESTS	23,215
EXCHANGE LOSS	(4,176)
GAIN ON NET MONETARY POSITION	(14,099)
TOTAL	67,445

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AT 30 OF SEPTEMBER WERE:

IN RESULTS: IN THE PROVISION TAXES	(40,908)
IN LIABILITIES: IN DEFFERRED TAXES	343,734

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME		N P C I		FACTOR	UPDATED INCOME	
	MONTHLY	ACCUMULATED	CLOSING	ORIGEN	ACTUALIZ	MONTHLY	ACCUMULATED

ANNEX 2

OCT	21,289	21,289	348.042	330.168	1.0541	22,442	22,442
NOV	21,289	42,578	348.042	332.991	1.0452	22,251	44,693
DEC	21,287	63,865	348.042	336.596	1.0340	22,011	66,704
JAN	7,766	71,631	348.042	338.462	1.0283	7,986	74,689
FEB	7,766	79,397	348.042	338.238	1.0290	7,991	82,681
MAR	7,767	87,164	348.042	340.381	1.0225	7,942	90,622
APR	7,135	94,299	348.042	342.098	1.0174	7,259	97,881
MAY	7,135	101,434	348.042	342.883	1.0150	7,242	105,124
JUN	7,133	108,567	348.042	343.694	1.0127	7,223	112,347
JUL	7,595	116,162	348.042	342.801	1.0153	7,711	120,058
AUG	7,595	123,757	348.042	344.832	1.0093	7,666	127,724
SEP	7,595	131,352	348.042	348.042	1.0000	7,595	135,319

AT SEPTEMBER 30, 2001 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	10,115
MONETARY LIABILITIES	49,075
NET POSITION	(38,960)

AT SEPTEMBER 30, 2001, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	1,556
MACHINERY AND EQUIPMENT	73,655
TOTAL	75,211

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100.00	204,258	751,282
2 MCCORMICK DE MÉXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.00	163,603	300,323
3 GRUPO BÚFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100.00	64,500	80,517
4 MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00	20,350	24,320
5 YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00	12,000	128,435
6 HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50.00	30,000	42,627
7 ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	99.99	20,000	38,856
8 ALIMENTOS DESHIDRATADOS DEL BAJÍO	PROD VEGET DESHIDRAT	5,388,187	100.00	35,460	55,876
9 HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACIÓN DE PRODUC MARI	40,050	100.00	40,050	40,658
10 SOCIEDAD DE DESARROLLO, S.A. DE C.V.	PRODUCCIÓN AGROPECUARIA, FORESTAL, APÍC	4,550,000	50.00	2,275	3,318
TOTAL INVESTMENT IN SUBSIDIARIES				**592,496**	**1,466,212**
ASSOCIATEDS					
1 OTRAS COMPAÑIAS		1	0.00	125,420	125,420
TOTAL INVESTMENT IN ASSOCIATEDS				**125,420**	**125,420**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,591,632**

NOTES

STOCK EXCHANGE CODI**HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	83,606	12,458	71,148	345,840	141,465	275,523
MACHINERY	574,171	163,245	410,926	872,038	416,031	866,933
TRANSPORT EQUIPMENT	19,822	9,503	10,319	32,765	21,104	21,980
OFFICE EQUIPMENT	17,336	7,681	9,655	30,423	20,980	19,098
COMPUTER EQUIPMENT	26,600	17,105	9,495	8,956	5,342	13,109
OTHER	5,622	197	5,425	2,526	64	7,887
DEPRECIABLES TOTAL	**727,157**	**210,189**	**516,968**	**1,292,548**	**604,986**	**1,204,530**
NOT DEPRECIATION ASSETS						
GROUNDS	32,970	0	32,970	147,625	0	180,595
CONSTRUCTIONS IN PROCESS	245,297	0	245,297	39,376	0	284,673
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**278,267**	**0**	**278,267**	**187,001**	**0**	**465,268**
TOTAL	**1,005,424**	**210,189**	**795,235**	**1,479,549**	**604,986**	**1,669,798**

STOCK EXCHANGE CODI**HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	31/03/2004	8.41	0	0	0	47,538	47,539	23,836	0	0	0	0	0	0	0	0
UNSECURED DEBT																
CALIFORNIA COMMERCE BANK	05/09/2003	6.91	0	0	0	0	0	0	0	0	0	0	57,078	0	0	0
BANAMEX	12/06/2009	8.00	0	0	0	0	19,682	19,682	19,682	83,650	0	0	0	0	0	0
BANAMEX	22/10/2001	12.10	45,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	10/10/2001	11.35	90,163	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	11/10/2001	12.00	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	22/10/2001	12.10	4,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	11/10/2001	13.35	5,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	6.91	0	0	0	0	0	0	0	0	0	0	12,367	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2004	7.10	0	0	0	0	0	0	0	0	0	0	0	47,565	0	0
BANAMEX	31/05/2005	6.41	0	0	0	5,708	5,708	5,708	4,280	0	0	0	0	0	0	0
BANCOMER	10/10/2002	12.06	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	22/10/2001	12.10	84,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	25/10/2001	12.15	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/05/2005	6.41	0	0	0	6,659	6,659	6,659	4,995	0	0	0	0	0	0	0
BANAMEX	22/10/2001	12.10	7,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	11/10/2001	12.30	16,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	6.91	0	0	0	0	0	0	0	0	0	0	19,026	0	0	0
CITIBANK	10/12/2001	5.81	0	0	0	8,562	0	0	0	0	0	0	0	0	0	0
CITIBANK	10/12/2001	6.28	0	0	0	8,562	0	0	0	0	0	0	0	0	0	0
BANAMEX	22/10/2001	12.10	19,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	6.91	0	0	0	0	0	0	0	0	0	0	5,708	0	0	0
BANAMEX	22/10/2001	12.10	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	22/12/2003	12.06	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	22/10/2001	12.10	12,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	11/10/2001	12.30	10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**358,163**	**260,000**	**0**	**77,029**	**79,588**	**55,885**	**28,957**	**83,650**	**0**	**0**	**94,179**	**47,565**	**0**	**0**

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
VARIOS PROVEEDORES			230,917	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**230,917**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTRAS CUENTAS POR PAGAR			53,260	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**53,260**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			642,340	**260,000**	**0**	**77,029**	**79,588**	**55,885**	**28,957**	**83,650**	**0**	**0**	**94,179**	**47,565**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	22,272	210,452	0	0	210,452
OTHER	0	0	0	0	0
TOTAL	**22,272**	**210,452**			**210,452**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	4,861	45,478	0	0	45,478
INVESTMENTS	3,843	35,954	0	0	35,954
OTHER	0	0	0	0	0
TOTAL	**8,704**	**81,432**			**81,432**
NET BALANCE	**13,568**	**129,020**			**129,020**
FOREING MONETARY POSITION					
TOTAL ASSETS	**10,115**	**96,225**	0	0	**96,225**
LIABILITIES POSITION	**49,075**	**466,853**			**466,853**
SHORT TERM LIABILITIES POSITION	8,097	77,029	0	0	77,029
LONG TERM LIABILITIES POSITION	40,978	389,824	0	0	389,824
NET BALANCE	**(38,960)**	**(370,628)**			**(370,628)**

NOTES

EL TIPO DE CAMBIO PROMEDIO UTILIZADO FUE DE $9.3557 PARA EXPORTACIONES E IMPORTACIONES.
EL TIPO DE CAMBIO PARA POSICIÓN EN MONEDA EXTRANJERA ES DE $9.5131

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HERDEZ** QUARTER: **3** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,886,185	2,190,646	(304,462)	0.01	1,688
FEBRUARY	1,558,903	1,902,674	(343,771)	0.01	(228)
MARCH	1,366,514	1,880,397	(513,883)	0.01	3,256
APRIL	1,419,478	1,781,762	(362,285)	0.01	1,827
MAY	1,418,548	1,776,175	(357,627)	0.01	821
JUNE	1,512,992	1,914,625	(401,633)	0.01	950
JULY	1,464,228	1,946,226	(481,998)	0.01	(1,252)
AUGUST	1,471,453	1,867,961	(396,508)	0.01	2,349
SEPTEMBER	1,363,830	1,867,406	(503,576)	0.01	4,688
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**14,099**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

N O A P L I C A B L E

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	60
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	65
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	76
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	96
PLANTA YAVAROS	ENLATADO DE SARDINA	800	95
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	75
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	50
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.40
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.40
	ACEITE DE SOYA		ACEITES CARGILL		9.39
	VIDRIERA GUDALAJARA, S.A. DE				
	VIDRIERA MEXICALI, S.A. DE C.				
	J. PARRA E HIJOS, S.A. DE C.				
	PRODUCTOS PICANTES DE BAJA CA				
	SALAS LIGA				
	CONCEPCION				

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS	10,552	610,288	9,911	1,430,186		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	2,662	173,286	3,004	353,015		DOÑA MARIA	COMERCIAL MEXICAN/
VEGETALES	1,966	193,929	2,279	370,271		MCCORMICK	GIGANTE
MARISCOS Y CARNES	1,351	168,624	1,334	316,688		HORMEL	SORIANA
VARIOS	215	18,740	266	54,472		YAVAROS	ISSSTE
						BUFALO	
TOTAL		1,164,867		2,524,632			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS			1,392	138,953	USA	HERDEZ	
JUGOS FRUTAS Y POST			107	10,693	CENTROAMERICA	DOÑA MARIA	
VEGETALES			470	34,948	SUDAMERICA	BUFALO	
MARISCOS Y CARNES			259	25,319	EUROPA		
VARIOS			5	539			
TOTAL				210,452			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** — 241,312,699

Number of shares Outstanding at the Date of the NFEA: (Units) — 424,471,000

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1ER	B	424,471,000.00	22/02/2001	50,000,000.00
2DO	B	424,236,200.00	21/05/2001	90,000,000.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO!	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2001 — 338,068,050

Number of shares Outstanding at the Date of the NFEA: (Units) — 423,537,500

STOCK EXCHANGE COI **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **1999**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE CO HERDEZ QUARTER: 3 YEAR: 2001

RAZON SOCIAL: **GRUPO HERDEZ, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** 16,154,862

Number of Shares Outstanding at the Date of the NFEAR: (Units) 423,836,200

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
3ER	B	423,836,200.00	13/07/2001	69,932,973.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF SEPTIEMBRE OF 2001	
FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF SEPTIEMBRE OF 2001 0

Number of shares Outstanding at the Date of the NFEAR (Units) 423,537,500

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B	1.00000	0	43,200,000	380,337,500	278,091,872	145,445,628	43,227	380,730
TOTAL			**43,200,000**	**380,337,500**	**278,091,872**	**145,445,628**	**43,227**	**380,730**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
423,537,500
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	8,462,500	3.25861	2.70000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 13/12/200: 18:58

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO HERDEZ, S.A. DE C.V.
DO MICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	201-56-55
FAX:	5-201-57-99
E-MAIL:	
DIRECCION DE INTERNET	www.grupoherdez.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GHE910910H19
DOMICILIO	CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA:	ARGENTINA PONIENTE
C. POSTAL:	11230
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. JOSE GUADALUPE VEGA ELIAS
DOMICILIO:	CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA:	ARGENTINA PONIENTE
C. POSTAL:	11230
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-576-31-00 EXT. 1200
FAX:	55-76-25-24
E-MAIL:	jvega@herdez.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	PRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE HERNÁNDEZ - PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ **FECHA:** 13/12/200: 18:58

TELEFONO: 5-201-57-48, 49, 40, 41
FAX: 5-201-57-99
E-MAIL: ehpt@herdez.com.mx, hhpt@herdez.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. PABLO LEZAMA VÉLEZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-23
FAX: 5-201-57-98
E-MAIL: plv@herdez.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE: C.P. ERNESTO RAMOS ORTIZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-21
FAX: 5-201-57-97
E-MAIL: eramos@herdez.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. PABLO LEZAMA VÉLEZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-23
FAX: 5-201-57-98
E-MAIL: plv@herdez.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE: LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-40 Y 52-01-57-41
FAX: 5-201-57-99
E-MAIL: hhpt@herdez.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE: LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO: MONTE PELVOUX # 215

CLAVE DE COTIZACION: HERDEZ **FECHA:** 13/12/200: 18:58

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	COORDINADORA CON RELACIÓN A INVERSIONISTAS
NOMBRE:	LIC. ADRIANA LEGORRETA GUTIÉRREZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-56-02 Y 52-01-56-03
FAX:	5-201-56-46 Y 52-01-57-93
E-MAIL:	alegorreta@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HECTOR HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR **2001**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF SEPTEMBER OF 2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR DE ADMINISTRACIÓN

C.P. PABLO LEZAMA VELEZ.
DIRECTOR DE FINANZAS.

MEXICO, D.F., AT DECEMBER 13 OF 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** Quarter: **4** Year: **2001**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**3,847,845**	100	**3,869,798**	100
2	**CURRENT ASSETS**	**1,950,823**	**51**	**1,974,144**	**51**
3	CASH AND SHORT-TERM INVESTMENTS	44,786	1	124,144	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	709,641	18	726,593	19
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	353,178	9	274,270	7
6	INVENTORIES	760,612	20	763,834	20
7	OTHER CURRENT ASSETS	82,606	2	85,303	2
8	**LONG-TERM**	**125,285**	**3**	**138,474**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	125,285	3	138,474	4
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,663,700**	**43**	**1,660,942**	**43**
13	PROPERTY	622,247	16	629,156	16
14	MACHINERY AND INDUSTRIAL	1,483,869	39	1,504,829	39
15	OTHER EQUIPMENT	141,770	4	133,776	3
16	ACCUMULATED DEPRECIATION	845,448	22	766,817	20
17	CONSTRUCTION IN PROGRESS	261,262	7	159,998	4
18	**DEFERRED ASSETS (NET)**	**108,037**	**3**	**96,238**	**2**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,949,765**	100	**1,921,548**	
21	**CURRENT LIABILITIES**	**899,344**	**46**	**765,286**	**40**
22	SUPPLIERS	287,225	15	234,856	12
23	BANK LOANS	473,932	24	384,701	20
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	18,217	1	33,627	2
26	OTHER CURRENT LIABILITIES	119,970	6	112,102	6
27	**LONG-TERM LIABILITIES**	**629,072**	**32**	**730,274**	**38**
28	BANK LOANS	629,072	32	730,274	38
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**404,830**	**21**	**409,735**	**21**
32	**OTHER LIABILITIES**	**16,519**	**1**	**16,253**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,898,080**		100 **1,948,250**	
34	**MINORITY INTEREST**	**390,803**	**21**	**425,253**	**22**
35	**MAJORITY INTEREST**	**1,507,277**	**79**	**1,522,997**	**78**
36	**CONTRIBUTED**	**909,228**	**48**	**911,167**	**47**
37	PAID-IN CAPITAL STOCK (NOMINAL)	422,825	22	424,741	22
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	315,033	17	315,056	16
39	PREMIUM ON SALES OF SHARES	171,370	9	171,370	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**598,049**	**32**	**611,830**	**31**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,002,928	106	1,894,458	97
43	REPURCHASE FUND OF SHARES	154,426	8	157,333	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,690,789)	(89)	(1,620,266)	(83)
45	NET INCOME FOR THE YEAR	131,484	7	180,305	9

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**44,786**	**100**	**124,144**	**100**
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	44,786	100	124,144	100
18	**DEFERRED ASSETS (NET)**	**108,037**	**100**	**96,238**	
48	AMORTIZED OR REDEEMED EXPENSES	108,037	100	96,238	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**899,344**	**100**	**765,286**	
52	FOREING CURRENCY LIABILITIES	57,768	6	150,325	20
53	MEXICAN PESOS LIABILITIES	841,576	94	614,961	80
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**119,970**		100 **112,102**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	119,970	100	112,102	100
27	**LONG-TERM LIABILITIES**	**629,072**	**100**	**730,274**	
59	FOREING CURRENCY LIABILITIES	369,072	59	461,339	63
60	MEXICAN PESOS LIABILITIES	260,000	41	268,935	37
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**404,830**	**100**	**409,735**	
65	NEGATIVE GOODWILL	648	0	4,540	1
66	DEFERRED TAXES	404,182	100	405,195	99
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**16,519**	**100**	**16,253**	
68	RESERVES	16,519	100	16,253	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,690,789)**		100 **(1,620,266)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,690,789)	(100)	(1,620,266)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	1,051,479	1,208,858
73	PENSIONS FUND AND SENIORITY	5,515	2,266
74	EXECUTIVES (*)	16	13
75	EMPLOYERS (*)	1,995	1,842
76	WORKERS (*)	2,992	2,917
77	CIRCULATION SHARES (*)	422,555,963	424,471,000
78	REPURCHASED SHARES (*)	9,444,037	7,529,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**3,918,860**	**100**	**4,078,642**	**100**
2	COST OF SALES	2,199,411	56	2,283,372	56
3	**GROSS INCOME**	**1,719,449**	**44**	**1,795,270**	**44**
4	OPERATING	1,289,783	33	1,243,462	30
5	**OPERATING**	**429,666**	**11**	**551,808**	**14**
6	TOTAL FINANCING	76,408	2	105,368	3
7	**INCOME AFTER FINANCING COST**	**353,258**	**9**	**446,440**	**11**
8	OTHER FINANCIAL OPERATIONS	(29,045)	(1)	(22,535)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**382,303**	**10**	**468,975**	**11**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	142,654	4	167,705	4
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**239,649**	**6**	**301,270**	**7**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	3,498	0	(3,496)	0
13	**CONSOLIDATED NET INCOME OF**	**243,147**	**6**	**297,774**	**7**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**243,147**	**6**	**297,774**	**7**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**243,147**	**6**	**297,774**	**7**
19	NET INCOME OF MINORITY INTEREST	111,663	3	117,469	3
20	**NET INCOME OF MAJORITY INTEREST**	**131,484**	**3**	**180,305**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**3,918,860**	**100**	**4,078,642**	**100**
21	DOMESTIC	3,663,044	93	3,868,174	95
22	FOREIGN	255,816	7	210,468	5
23	TRANSLATED INTO DOLLARS (***)	27,420	1	20,482	1
6	**TOTAL FINANCING COST**	**76,408**	**100**	**105,368**	**100**
24	INTEREST PAID	141,546	185	160,467	152
25	EXCHANGE LOSSES	0	0	3,099	3
26	INTEREST EARNED	24,922	33	11,517	11
27	EXCHANGE PROFITS	19,077	25	0	0
28	GAIN DUE TO MONETARY POSITION	(21,139)	(28)	(46,681)	(44)
8	**OTHER FINANCIAL OPERATIONS**	**(29,045)**	**100**	**(22,535)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(29,045)	(100)	(22,535)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**142,654**	**100**	**167,705**	**100**
32	INCOME TAX	137,379	96	174,154	104
33	DEFERED INCOME TAX	0	0	(12,496)	(7)
34	WORKERS' PROFIT SHARING	5,275	4	6,047	4
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	4,354,288	4,469,053
37	NET INCOME OF THE YEAR	386,254	465,614
38	NET SALES (**)	3,918,860	4,078,642
39	OPERATION INCOME (**)	429,666	551,808
40	NET INCOME OF MAYORITY INTEREST(**)	131,484	180,305
41	NET CONSOLIDATED INCOME (**)	243,147	297,774

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**243,147**	**297,774**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	79,253	86,243
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**322,400**	**384,017**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(25,300)	97,384
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**297,100**	**481,401**
6	CASH FLOW FROM EXTERNAL FINANCING	(31,047)	42,813
7	CASH FLOW FROM INTERNAL FINANCING	(216,013)	(127,399)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(247,060)**	**(84,586)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(129,398)**	**(319,637)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(79,358)	77,178
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	124,144	46,966
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	44,786	124,144

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**79,253**	**86,243**
13	DEPRECIATION AND AMORTIZATION FOR THE	99,182	92,706
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	2,646	(521)
15	+ (-) NET LOSS (PROFIT) IN MONEY	(19,077)	3,099
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(3,498)	(9,041)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(25,300)**	**97,384**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	65,647	(64)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	3,221	45,824
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(112,392)	25,018
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	52,369	9,791
22	+ (-) INCREASE (DECREASE) IN OTHER	(34,145)	16,815
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(31,047)**	**42,813**
23	+ SHORT-TERM BANK AND STOCK MARKET	70,155	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	134,371
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(101,202)	(91,558)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(216,013)**	**(127,399)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	27,814
31	(-) DIVIDENS PAID	(216,013)	(155,213)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(129,398)**	**(319,637)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(4,845)	(5,248)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(75,210)	(227,444)
36	(-) INCREASE IN CONSTRUCTIONS IN	(37,544)	(54,170)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(11,799)	(32,775)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HERDEZ** QUARTER:**4** **2001**
GRUPO HERDEZ, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	6.20	%	7.30	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	8.72	%	11.84	%
3	NET INCOME TO TOTAL ASSETS (**)	6.32	%	7.69	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	38.60	%	48.40	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	8.69	%	15.68	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.02	times	1.05	times
7	NET SALES TO FIXED ASSETS (**)	2.36	times	2.46	times
8	INVENTORIES ROTATION (**)	2.89	times	2.99	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	57	days	56	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	12.83	%	14.39	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	50.67	%	49.65	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.03	times	0.99	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	21.89	%	31.83	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	37.81	%	43.97	%
15	OPERATING INCOME TO INTEREST PAID	3.04	times	3.44	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.01	times	2.12	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.17	times	2.58	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.32	times	1.58	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.00	times	1.03	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.98	%	16.22	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	8.23	%	9.42	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.65)	%	2.39	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.10	times	3.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	12.57	%	(50.61)	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	87.43	%	150.61	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	58.12	%	71.16	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.31	$ 0.41
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.31	$ 0.41
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 3.57	$ 3.59
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.17	$ 0.20
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.90 times	1.08 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.28 times	9.02 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED

JUDGED INFORMATION

Previous Printing

4TH QUARTER REPORT 2001 TO SHAREHOLDERS

VALUED SHAREHOLDERS:

THE YEAR 2001 WAS MARKED BY EVENTS WITHOUT PRECEDENT, UNLEASHING AN ATMOSPHERE OF GREAT UNCERTAINTY AND ECONOMIC DECELERATION.

REFLECTING THE ECONOMIC RECESSION AFFECTING OUR MAIN COMMERCIAL PARTNER, THE UNITED STATES, OUR MARKETS EXPERIENCED A DROP IN DEMAND. AS A RESULT, MEXICO'S GDP DECLINED 0.2%. ON THE POSITIVE SIDE, INFLATION FOR THE YEAR DROPPED TO 4.4%, A FIGURE NOT OBSERVED IN THE LAST FEW YEARS.

THE FOOD SECTOR CONTINUES RULED BY INCREASING COMPETITION, AND GIVEN AN INCREASINGLY DISCERNING PURCHASING BEHAVIOR ON THE PART OF THE CONSUMER, THE TENDENCY TO OFFER PROMOTIONS AND DISCOUNTS PREVAILS, TOGETHER WITH THE IMPLEMENTATION OF EXTENSIVE PUBLICITY CAMPAIGNS.

AS PREVIOUSLY MENTIONED, THE YEAR 2001 WAS PARTICULARLY DIFFICULT DUE TO A RECESSIONARY ECONOMY, DOMESTICALLY AND INTERNATIONALLY. IN SPITE OF THE AFOREMENTIONED, WE MANAGED TO INCREASE OUR SALES IN UNIT TERMS BY 4%, ALTHOUGH IN MONETARY TERMS THIS TRANSLATED INTO A DECLINE OF 4%, AS EXTENSIVE PROMOTIONS OFFERED TO THE CONSUMER RESULTED IN PRICE DISCOUNTS AND CONSEQUENTLY IN THE REDUCTION OF PROFIT MARGINS.

THE OPERATING MARGIN WAS 11% AND THE EBITDA MARGIN REACHED 13.5%, AMOUNTS THAT WHILE POSITIVE WITHIN THE FOOD SECTOR, WERE DISAPPOINTING TO US. AS A RESULT, WE WILL FOCUS ON THE GRADUAL IMPROVEMENT OF THESE INDICATORS. NET PROFIT OF 131.5 MILLION PESOS WAS BELOW THAT REPORTED LAST YEAR.

OUR FINANCIAL POSITION IS SOLID AS DEBT LEVELS HAVE REMAINED STABLE. THE DECLINE IN INTEREST RATES RESULTED IN SIGNIFICANT SAVINGS IN THE SERVICING OF OUR DEBT.

CASH FLOW GENERATED BY OPERATIONS ALLOWED US TO MAINTAIN OUR DIVIDEND POLICY AND MEET OUR INVESTMENT REQUIREMENTS WITHOUT INCURRING ADDITIONAL DEBT.

CONFRONTED WITH THIS CLIMATE, ONCE MORE GRUPO HERDEZ, A PROUDLY MEXICAN COMPANY, SHOWED ITS STABILITY BY MAINTAINING ITS GROWTH AND EXPANSION PLANS. WITH THE PURPOSE OF INCREASING COMPETITIVENESS, AT THE END OF THIS PAST YEAR, THE COMPANY INITIATED AN IN-DEPTH RESTRUCTURING MEANT TO ACHIEVE A DIFFERENT WORK ORGANIZATION BASED ON BUSINESS UNITS. EACH OF THESE UNITS WILL CONTAIN A WELL STRUCTURED TEAM TO EFFICIENTLY MANAGE OUR BRANDS AND PRODUCTS.

WE ARE A COMPANY IN CONSTANT CHANGE READY TO CONFRONT NEW CHALLENGES, A COMPANY LEVERAGING ITS STRENGTH, WHILE ADOPTING A CORPORATE CULTURE WHERE COMMITMENT, GOAL ACHIEVEMENT, AND CONSTANT IMPROVEMENT ARE FUNDAMENTAL ELEMENTS.

THIS RESTRUCTURING, ORIGINATING FROM A PROFOUND EVALUATION OF THE STRENGTHS AND VALUES DEFINING OUR FUTURE AND CONSEQUENTLY OUR MARKET PRESENCE, RESULTED IN THE ESTABLISHMENT OF THE FOLLOWING BUSINESS UNITS:

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED

JUDGED INFORMATION

Previous Printing

"ASSOCIATED COMPANIES",
"HERDEZ COMPANIES",
"FARMING/FISHING",
"HYGIENE AND PERSONAL CARE",
"FOREIGN MARKETS", AND
"TRADING BUSINESS",

ALL SUPPORTED BY CENTRALIZED CORPORATE SERVICES.

GLOBALIZATION BRINGS HERDEZ GREAT CHALLENGES AND OPPORTUNITIES, OUR EXPORTS ALREADY REPRESENT 10.2% OF SALES IN TERMS OF BOXES. THE GROUP HAS BEEN TRANSFORMED INTO A COMPANY THAT OPENS MARKETS, DOMESTICALLY AND INTERNATIONALLY, DEVELOPS STRATEGIC ALLIANCES WITH GLOBAL PLAYERS, CEMENTS ITS FUTURE ON THE SOLID LEADERSHIP IT COMMANDS IN THE MARKETS IT PARTICIPATES, AND SUSTAINS ITS GROWTH BASED ON PRODUCTS OF THE HIGHEST QUALITY, THEREBY ESTABLISHING WORLD RENOWN BRANDS, WHILE POSITIONING GRUPO HERDEZ AS AN IMPORTANT COMPETITOR OF AN INTERNATIONAL RANK. DURING 2002. WE WILL INTRODUCE PRODUCTS UNDER THE BRAND "DOÑA MARIA" IN THE UNITED KINGDOM, CONTINUING WITH THE INTEGRAL DEVELOPMENT OF OTHER MARKETS.

I'M PROUD TO INFORM YOU THAT THE GROUP HAS FORMED A 50%/50% ASSOCIATION WITH BARILLA ALIMENTARE, A LEADING ITALIAN COMPANY OF INTERNATIONAL RENOWN. BARILLA MEXICO WAS ESTABLISHED WITH THE PURPOSE OF MAKING, COMMERCIALIZING AND DISTRIBUTING BARILLA BRAND PASTAS AND SAUCES. ADDITIONALLY, THROUGH THIS ASSOCIATION, WE ACQUIRED THE YEMINA AND VESTA BRANDS AS WELL AS THE EQUIPMENT NECESSARY FOR THEIR PRODUCTION.

WE ANNOUNCE THIS ASSOCIATION WITH GREAT SATISFACTION, NOT ONLY FOR THE INCREASE IN VOLUME THIS REPRESENTsFOR THE GROUP, FROM 27 TO 40 MILLION BOXES, BUT ALSO AS IT DEMONSTRATES, ONCE MORE, THAT THE EFFORTS MADE BY ALL THE MEMBERS OF THIS GREAT HERDEZ FAMILY CONTINUE TO BEAR RESULTS.

WE ARE THANKFUL TO OUR SHAREHOLDERS FOR THEIR TRUST, TO OUR PARTNERS McCORMICK & CO. AND HORMEL FOODS, AS WELL AS OUR CUSTOMERS, SUPPLIERS AND EMPLOYEES, FOR THE INVALUABLE SUPPORT ALWAYS PROVIDED FOR THE GROWTH AND STRENGTHENING OF THE GROUP.

TODAY, TOMORROW AND ALWAYS,

WITH ALL TRUST IS…….HERDEZ

ENRIQUE HERNANDEZ-PONS TORRES
PRESIDENT AND CHAIRMAN OF THE BOARD

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES: ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., HERSAIL, S.A. DE C.V., HERPORT, S.A. DE C.V. AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

THE ADMINISTRATION OF THE COMPANY CONSIDERED THAT THE UPDATING OF THE FIXED ASSETS OF 2001, WOULD BE GREATER THAN THE MARKET VALUE , FOR THIS REASON THE VALUE OF THE FIXED ASSETS WERE LIMITED UNTIL 31 AS DECEMBER OF 2001.

AS THE SAME WAY, THE SHIPS OF YAVAROS WILL BE UPDATED WITH THE NPCI OF THE COUNTRY WHERE WERE ACQUIRED, BECAUSE THE VALUE IS MORE REALISTIC ACCORDING WITH THEIR CHARACTERISTICS.

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE. PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

THESE DATA CAN BE LOCATED IN THE ANNEX 4.

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2001
PROJECTED BENEFIT OBLIGATION	(44,333)
PLAN ASSETS AT MARKET VALUE	5,515
UNAMORTIZED PRIOR SERVICE COST	21,763
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	536
PROJECTED NET LIABILITY	(16,519)
ACCUMULATED BENEFIT OBLIGATION	(15,430)
UNAMORTIZED TRANSITION ASSET	(1,089)
NET COST FOR THE PERIOD	$ 6,426

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 16 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.
EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	422,825	315,033	737,858

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED

JUDGED INFORMATION

Previous Printing

PREMIUM IN SALES OF SHARES		43,571	127,799	171,370
LEGAL RESERVE		26,911	32,969	59,880
RETAINED EARNINGS		942,368	982,673	1,925,041
REPURCHASE FUND		29,716	124,710	154,426
ACCUMULATED DEFFERRED TAX	15,831	2,176		
18,007				
DEFICIT IN THE RESTATEMENT OF CAPITAL			(1,690,789)	(1,690,789)
NET INCOME		128,881	2,603	131,484
TOTAL		1,610,103	(102,826)	1,507,277

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,399,000 MORE SHARES WERE ACQUIRED AT $3.1093 AVERAGE PRICE PER SHARE.
DURING 2000 1,566,000 MORE SHARES WERE ACQUIRED AT $3.0477 AVERAGE PRICE PER SHARE.
DURING 2001 1,915,037 MORE SHARES WERE ACQUIRED AT $2.5030 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	141,546
GAIN INTERESTS	24,922
EXCHANGE LOSS	(19,077)
GAIN ON NET MONETARY POSITION	(21,139)
TOTAL	76,408

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AT 30 OF SEPTEMBER WERE:

IN RESULTS: IN THE PROVISION TAXES	2,190
IN LIABILITIES: IN DEFFERRED TAXES	404,182

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME		N P C I		FACTOR	UPDATED INCOME	
	MONTHLY	ACCUMULATED	CLOSING	ORIGEN	ACTUALIZ	MONTHLY	ACCUMULATED
JAN	7,766	7,766	351.418	338.462	1.0383	8,063	8,063
FEB	7,766	15,532	351.418	338.238	1.0390	8,069	16,132
MAR	7,767	23,299	351.418	340.381	1.0324	8,019	24,151
APR	7,135	30,434	351.418	342.098	1.0272	7,329	31,480
MAY	7,135	37,569	351.418	342.883	1.0249	7,313	38,793
JUN	7,133	44,702	351.418	343.694	1.0225	7,293	46,086
JUL	7,595	52,297	351.418	342.801	1.0251	7,786	53,872
AUG	7,595	59,892	351.418	344.832	1.0191	7,740	61,612
SEP	7,588	67,480	351.418	348.042	1.0097	7,662	69,274
OCT	20,692	20,692	351.418	349.615	1.0052	20,799	90,072
NOV	20,692	41,384	351.418	350.932	1.0014	20,721	110,793
DEC	20,691	62,075	351.418	351.418	1.0000	20,691	131,484

AT DECEMBER 31, 2001 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	4,642
MONETARY LIABILITIES	87,486
NET POSITION	(82,844)

AT DECEMBER 31, 2001, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	2,297
MACHINERY AND EQUIPMENT	75,360
TOTAL	77,657

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100.00	204,258	759,129
2 MCCORMICK DE MÉXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.00	163,603	341,415
3 GRUPO BÚFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100.00	64,500	85,151
4 MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00	20,350	19,599
5 YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00	12,000	96,403
6 HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50.00	30,000	45,334
7 ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	99.99	20,000	40,140
8 ALIMENTOS DESHIDRATADOS DEL BAJÍO	PROD VEGET DESHIDRAT	5,388,187	100.00	35,460	38,216
9 HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACIÓN DE PRODUC MARI	40,050	100.00	40,050	37,772
10 SOCIEDAD DE DESARROLLO, S.A. DE C.V.	PRODUCCIÓN AGROPECUARIA, FORESTAL, APÍC	4,550,000	50.00	2,275	2,055
TOTAL INVESTMENT IN SUBSIDIARIES				**592,496**	**1,465,214**
ASSOCIATEDS					
1 OTRAS COMPAÑIAS		1	0.00	125,285	125,285
TOTAL INVESTMENT IN ASSOCIATEDS				**125,285**	**125,285**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,590,499**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIHERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

JUDGED INFORMATION

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	99,754	20,084	79,670	341,937	140,269	281,338
MACHINERY	608,143	177,947	430,196	875,726	423,476	882,446
TRANSPORT EQUIPMENT	19,290	9,635	9,655	31,577	19,891	21,341
OFFICE EQUIPMENT	18,876	8,134	10,742	31,176	21,723	20,195
COMPUTER EQUIPMENT	27,608	18,252	9,356	9,482	5,762	13,076
OTHER	5,797	213	5,584	2,403	63	7,924
DEPRECIABLES TOTAL	**779,468**	**234,265**	**545,203**	**1,292,301**	**611,184**	**1,226,320**
NOT DEPRECIATION ASSETS						
GROUNDS	32,970	0	32,970	143,149	0	176,119
CONSTRUCTIONS IN PROCESS	219,842	0	219,842	41,419	0	261,261
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**252,812**	**0**	**252,812**	**184,568**	**0**	**437,380**
TOTAL	**1,032,280**	**234,265**	**798,015**	**1,476,869**	**611,184**	**1,663,700**

STOCK EXCHANGE CODIHERDEZ | QUARTER: 4 | YEAR: 2001
GRUPO HERDEZ, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 | **CONSOLIDATED**
Final Printing

JUDGED INFORMATION

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BANAMEX	12/06/2009	7.76	0	0	0	0	0	0	0	137,550	0	0	0	0	0	0
BANAMEX	22/12/2003	8.75	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	07/01/2003	8.75	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/03/2004	6.00	0	0	0	45,850	45,850	22,925	0	0	0	0	0	0	0	0
BANCOMER	07/01/2002	9.00	85,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	07/01/2002	10.93	84,164	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	5.07	0	0	0	0	0	0	0	0	0	0	55,020	0	0	0
BITAL	07/01/2002	8.80	55,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	5.07	0	0	0	0	0	0	0	0	0	0	45,850	0	0	0
BANAMEX	07/01/2002	10.93	35,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	07/01/2002	9.10	25,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/05/2005	5.76	0	0	0	6,416	6,419	6,419	3,210	0	0	0	0	0	0	0
BANAMEX	31/05/2005	5.76	0	0	0	5,502	5,502	5,502	2,751	0	0	0	0	0	0	0
BANAMEX	07/01/2002	9.55	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	15/01/2002	10.70	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	5.07	0	0	0	0	0	0	0	0	0	0	16,506	0	0	0
BANAMEX	08/01/2002	10.55	16,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	15/01/2002	8.15	15,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	07/01/2002	9.20	12,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	5.07	0	0	0	0	0	0	0	0	0	0	11,900	0	0	0
BANAMEX	08/01/2002	10.55	10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	15/01/2002	10.70	9,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	07/01/2002	9.55	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	15/01/2002	10.70	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	15/01/2002	7.80	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	07/01/2002	9.55	7,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	15/01/2002	10.80	5,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	06/09/2003	5.07	0	0	0	0	0	0	0	0	0	0	3,668	0	0	0

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
TOTAL BANKS			**416,164**	**260,000**	**0**	**57,768**	**57,771**	**34,846**	**5,961**	**137,550**	**0**	**0**	**132,944**	**0**	**0**	**0**
PROVEEDORES																
VARIOS PROVEEDORES			287,225	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**287,225**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTRAS CUENTAS POR PAGAR			119,970	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**119,970**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			823,359	**260,000**	**0**	**57,768**	**57,771**	**34,846**	**5,961**	**137,550**	**0**	**0**	**132,944**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

JUDGED INFORMATION

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	27,420	255,816	0	0	255,816
OTHER	0	0	0	0	0
TOTAL	**27,420**	**255,816**			**255,816**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	6,573	60,109	0	0	60,109
INVESTMENTS	3,843	35,143	0	0	35,143
OTHER	12,758	116,669	0	0	116,669
TOTAL	**23,174**	**211,921**			**211,921**
NET BALANCE	**4,246**	**43,895**			**43,895**
FOREING MONETARY POSITION					
TOTAL ASSETS	**4,642**	**42,567**	0	0	**42,567**
LIABILITIES POSITION	**87,486**	**802,244**			**802,244**
SHORT TERM LIABILITIES POSITION	47,238	433,172	0	0	433,172
LONG TERM LIABILITIES POSITION	40,248	369,072	0	0	369,072
NET BALANCE	**(82,844)**	**(759,677)**			**(759,677)**

NOTES

STOCK EXCHANGE CODE:**HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,904,527	2,211,950	(307,422)	0.01	1,704
FEBRUARY	1,574,053	2,284,814	(710,761)	0.01	(470)
MARCH	1,379,745	2,086,500	(706,756)	0.01	4,478
APRIL	1,433,151	1,953,005	(519,854)	0.01	2,622
MAY	1,432,384	2,049,724	(617,340)	0.01	1,417
JUNE	1,527,633	2,188,778	(661,145)	0.01	1,564
JULY	1,478,361	1,965,012	(486,650)	0.01	(1,264)
AUGUST	1,638,606	1,886,098	(247,493)	0.01	1,466
SEPTEMBER	1,513,830	1,819,306	(305,476)	0.01	2,844
OCTOBER	1,520,184	2,020,602	(500,418)	0.01	2,262
NOVEMBER	1,680,572	1,934,403	(253,831)	0.01	956
DECEMBER	1,513,830	1,878,306	(364,476)	0.01	3,560
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**21,139**

NOTES

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A B L E

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	60
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	65
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	76
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	96
PLANTA YAVAROS	ENLATADO DE SARDINA	800	95
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	75
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	50
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**

GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.40
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.40
	ACEITE DE SOYA		ACEITES CARGILL		9.39
	VIDRIERA GUDALAJARA, S.A. DE				
	VIDRIERA MEXICALI, S.A. DE C.				
	J. PARRA E HIJOS, S.A. DE C.				
	PRODUCTOS PICANTES DE BAJA CA				
	SALAS LIGA				
	CONCEPCION				

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS	14,773	854,403	14,452	2,137,768		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	3,593	233,936	3,909	472,230		DOÑA MARIA	COMERCIAL MEXICAN/
VEGETALES	2,654	261,804	3,048	515,527		MCCORMICK	GIGANTE
MARISCOS Y CARNES	1,891	236,074	1,764	440,782		HORMEL	SORIANA
VARIOS	300	26,236	377	96,737		YAVAROS	ISSSTE
						BUFALO	
TOTAL		1,612,453		3,663,044			

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS			1,687	172,207	USA	HERDEZ	
JUGOS FRUTAS Y POST			128	12,517	CENTROAMERICA	DOÑA MARIA	
VEGETALES			584	42,882	SUDAMERICA	BUFALO	
MARISCOS Y CARNES			276	27,355	EUROPA		
VARIOS			7	855			
TOTAL				255,816			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2000	241,312,699
Number of shares Outstanding at the Date of the NFEA: (Units)	424,471,000

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
2DO	B	424,471,000.00	15/02/2001	50,000,000.00
2DO	B	423,836,200.00	31/05/2001	90,000,000.00

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
2DO	B	424,371,000.00	27/04/2001	69,932,000.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2001	338,068,050
Number of shares Outstanding at the Date of the NFEA: (Units)	423,537,500

STOCK EXCHANGE COI **HERDEZ** QUARTER: **4** YEAR: **1999**
GRUPO HERDEZ, S.A. DE C.V.

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COI HERDEZ QUARTER: 4 YEAR: 2001

RAZON SOCIAL: **GRUPO HERDEZ, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF:

Number of Shares Outstanding at the Date of the NFEAR:
(Units)

ARE FIGURES FISCALLY AUDITED?

ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:

+ DEDUCTED WORKER'S PROFIT SHA

- DETERMINED INCOME TAX:

- NON-DEDUCTABLES

- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:

DETERMINATED RFE OF THE FISCAL YEAR

- INCOME TAX (DEFERED ISR):

* FACTOR TO DETERMINE THE NFEAR:

NFER FROM THE PERIOD

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF

Number of shares Outstanding at the Date of the NFEAR
(Units)

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF:

Number of shares Outstanding at the Date of the NFEAR
(Units)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	43,200,000	379,355,963	278,091,872	144,464,091	43,227	379,598
TOTAL			**43,200,000**	**379,355,963**	**278,091,872**	**144,464,091**	**43,227**	**379,598**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
422,555,963
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	9,444,037	3.14839	3.20000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 10/12/200: 08:19

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO HERDEZ, S.A. DE C.V.
DO MICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	201-56-55
FAX:	5-201-57-99
E-MAIL:	
DIRECCION DE INTERNET	www.grupoherdez.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GHE910910H19
DOMICILIO	CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA:	ARGENTINA PONIENTE
C. POSTAL:	11230
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. JOSE GUADALUPE VEGA ELIAS
DOMICILIO:	CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA:	ARGENTINA PONIENTE
C. POSTAL:	11230
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-576-31-00 EXT. 1200
FAX:	55-76-25-24
E-MAIL:	jvega@herdez.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	PRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE HERNÁNDEZ - PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 10/12/200: 08:19

TELEFONO:	5-201-57-48, 49, 40, 41
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx, hhpt@herdez.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215

CLAVE DE COTIZACION: HERDEZ FECHA: 10/12/200: 08:19

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	COORDINADORA CON RELACIÓN A INVERSIONISTAS
NOMBRE:	LIC. ADRIANA LEGORRETA GUTIÉRREZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-56-02 Y 52-01-56-03
FAX:	5-201-56-46 Y 52-01-57-93
E-MAIL:	alegorreta@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HECTOR HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

CLAVE DE COTIZACION: HERDEZ **FECHA : 10/12/2002** 08:19
GRUPO HERDEZ, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **TODAS**

CARGO **PRESIDENTE**

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : LIC. ENRIQUE HERNÁNDEZ PONS - TORRRES

CARGO **VICEPRESIDENTE**

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : LIC. HÉCTOR HERNÁNDEZ PONS TORRES

CARGO **TESORERO**

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : LIC. ENRIQUE HERNANDEZ PONS TORRES

CARGO **CONSEJERO(S) HONORARIO(S)**

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : SRA. OLYMPIA TORRES DE HERNÁNDEZ PONS

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : SR. JOAO ALVES DE QUEIROZ FILHO

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : LIC. CARLOS AUTREY MAZA

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : LIC. ENRIQUE CASTILLO SÁNCHEZ MEJORADA

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : LIC. PEDRO G. GRACIA MEDRANO M.

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : C.P. ESTEBAN MALPICA FOMPEROSA

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : LIC. JUAN MIJARES DÁVALOS

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : C.P. LUIS NIETO MARTÍNEZ

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : C.P. ERNESTO RAMOS ORTIZ

CARGO **COMISARIO(S) PROPIETARIO(S)**

CLAVE DE COTIZACION: HERDEZ **FECHA : 10/12/2002** 08:19
GRUPO HERDEZ, S.A. DE C.V.

CONSEJO DE ADMINISTRACION
VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : C.P. ANTONIO DAMIÁN BASURTO

CARGO **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 13/04/2000 AL : 19/03/2002
NOMBRE : C.P. FRANCISCO J. SONI OCAMPO

CARGO **SECRETARIO PROPIETARIO**

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : LIC. HÉCTOR HERNÁNDEZ PONS TORRES

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

CLAVE DE COTIZACIÓN: HERDEZ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001

TRIMESTRE: 4 AÑO 2001

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	**Año Ant.**	Año Act.	**Año**	Año Act.	**Año Ant.**	Año Act.	**Año Ant.**	**Año Act.**	**Año Ant.**	Año Act.	**Año Ant.**
s01	ACTIVO TOTAL	3,848	3,870	0	0	3,848	3,870	0	0	0	0	0	0
s02	ACTIVO CIRCULANTE	1,951	1,974	0	0	1,951	1,974	0	0	0	0	0	0
s03	LARGO PLAZO	125	138	0	0	125	138	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	125	138	0	0	125	138	0	0	0	0	0	0
s05	OTRAS INVERSIONES	0	0	0	0	0	0	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	1,664	1,661	0	0	1,664	1,661	0	0	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	2,509	2,428	0	0	2,509	2,428	0	0	0	0	0	0
s08	DEPRECIACION ACUMULADA	845	767	0	0	845	767	0	0	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	108	96	0	0	108	96	0	0	0	0	0	0
s10	PASIVO TOTAL	1,950	1,922	0	0	1,950	1,922	0	0	0	0	0	0
s11	PASIVO CIRCULANTE	899	765	0	0	899	765	0	0	0	0	0	0
s12	PASIVO A LARGO PLAZO	629	730	0	0	629	730	0	0	0	0	0	0
s13	CREDITOS DIFERIDOS	422	426	0	0	422	426	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	1,898	1,948	0	0	1,898	1,948	0	0	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	1,507	1,523	0	0	1,507	1,523	0	0	0	0	0	0
s16	CAPITAL CONTRIBUIDO	909	911	0	0	909	911	0	0	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	598	612	0	0	598	612	0	0	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	-79	77	0	0	-79	77	0	0	0	0	0	0

SECTOR 1: ALIMENTOS
SECTOR 2: ______
SECTOR 3: ______

CLAVE DE COTIZACIÓN: HERDEZ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001

TRIMESTRE: 4 AÑO 2001

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	3,919	4,079	0	0	3,919	4,079	0	0	0	0	0	0
r02	INGRESOS EXTERNOS	256	210	0	0	256	210	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	1,720	1,795	0	0	1,720	1,795	0	0	0	0	0	0
r05	GASTOS DE OPERACION	1,290	1,243	0	0	1,290	1,243	0	0	0	0	0	0
r06	RESULTADO DE OPERACION	430	552	0	0	430	552	0	0	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	76	105	0	0	76	105	0	0	0	0	0	0
r08	INTERESES PAGADOS	142	160	0	0	142	160	0	0	0	0	0	0
r09	INTERESES GANADOS	25	12	0	0	25	12	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-21	-47	0	0	-21	-47	0	0	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	-29	-23	0	0	-29	-23	0	0	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	382	469	0	0	382	469	0	0	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	143	168	0	0	143	168	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	239	301	0	0	239	301	0	0	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	4	-3	0	0	4	-3	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	243	298	0	0	243	298	0	0	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	243	298	0	0	243	298	0	0	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	243	298	0	0	243	298	0	0	0	0	0	0
r22	PARTICIPACION MINORITARIA	112	118	0	0	112	118	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	131	180	0	0	131	180	0	0	0	0	0	0

SECTOR 1: ALIMENTOS
SECTOR 2:
SECTOR 3:

CLAVE DE COTIZACIÓIHERDEZ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	3,848	3,870	0	0	3,848	3,870	0	0	0	0	0	0
s02	ACTIVO CIRCULANTE	1,951	1,974	0	0	1,951	1,974	0	0	0	0	0	0
s03	LARGO PLAZO	125	138	0	0	125	138	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	125	138	0	0	125	138	0	0	0	0	0	0
s05	OTRAS INVERSIONES	0	0	0	0	0	0	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	1,664	1,661	0	0	1,664	1,661	0	0	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	2,509	2,428	0	0	2,509	2,428	0	0	0	0	0	0
s08	DEPRECIACION ACUMULADA	845	767	0	0	845	767	0	0	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	108	96	0	0	108	96	0	0	0	0	0	0
s10	PASIVO TOTAL	1,950	1,922	0	0	1,950	1,922	0	0	0	0	0	0
s11	PASIVO CIRCULANTE	899	765	0	0	899	765	0	0	0	0	0	0
s12	PASIVO A LARGO PLAZO	629	730	0	0	629	730	0	0	0	0	0	0
s13	CREDITOS DIFERIDOS	422	426	0	0	422	426	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	1,898	1,948	0	0	1,898	1,948	0	0	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	1,507	1,523	0	0	1,507	1,523	0	0	0	0	0	0
s16	CAPITAL CONTRIBUIDO	909	911	0	0	909	911	0	0	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	598	612	0	0	598	612	0	0	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	-79	77	0	0	-79	77	0	0	0	0	0	0

PAIS 1: MEXICO

PAIS 2: ____

PAIS 3: ____

CLAVE DE COTIZACIÓIHERDEZ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	3,919	4,079	0	0	3,919	4,079	0	0	0	0	0	0
r02	INGRESOS EXTERNOS	256	210	0	0	256	210	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	1,720	1,795	0	0	1,720	1,795	0	0	0	0	0	0
r05	GASTOS DE OPERACION	1,290	1,243	0	0	1,290	1,243	0	0	0	0	0	0
r06	RESULTADO DE OPERACION	430	552	0	0	430	552	0	0	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	76	105	0	0	76	105	0	0	0	0	0	0
r08	INTERESES PAGADOS	142	160	0	0	142	160	0	0	0	0	0	0
r09	INTERESES GANADOS	25	12	0	0	25	12	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-21	-47	0	0	-21	-47	0	0	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	-29	-23	0	0	-29	-23	0	0	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	382	469	0	0	382	469	0	0	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	143	168	0	0	143	168	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	239	301	0	0	239	301	0	0	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	4	-3	0	0	4	-3	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	243	298	0	0	243	298	0	0	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	243	298	0	0	243	298	0	0	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	243	298	0	0	243	298	0	0	0	0	0	0
r22	PARTICIPACION MINORITARIA	112	118	0	0	112	118	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	131	180	0	0	131	180	0	0	0	0	0	0

PAIS 1: MEXICO

PAIS 2: ____________________

PAIS 3: ____________________

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. PABLO LEZAMA VÉLEZ.
DIRECTOR DE FINANZAS

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR DE ADMINISTRACIÓN.

MEXICO, D.F., AT DECEMBER 10 OF 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** Quarter: **3** Year: **2000**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2000 AND 1999

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**3,442,795**	**100**	**3,298,649**	**100**
2	**CURRENT ASSETS**	**1,692,000**	**49**	**1,780,899**	**54**
3	CASH AND SHORT-TERM INVESTMENTS	72,702	2	56,659	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	451,912	13	422,779	13
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	249,857	7	329,909	10
6	INVENTORIES	869,957	25	891,708	27
7	OTHER CURRENT ASSETS	47,572	1	79,844	2
8	**LONG-TERM**	**131,987**	**4**	**162,702**	**5**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	131,987	4	162,702	5
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,516,427**	**44**	**1,332,120**	**40**
13	PROPERTY	583,680	17	558,185	17
14	MACHINERY AND INDUSTRIAL	1,279,872	37	1,125,807	34
15	OTHER EQUIPMENT	127,647	4	108,358	3
16	ACCUMULATED DEPRECIATION	706,688	21	637,396	19
17	CONSTRUCTION IN PROGRESS	231,916	7	177,166	5
18	**DEFERRED ASSETS (NET)**	**102,381**	**3**	**22,928**	**1**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,726,597**	**100**	**1,260,312**	**100**
21	**CURRENT LIABILITIES**	**838,842**	**49**	**640,253**	**51**
22	SUPPLIERS	177,248	10	188,257	15
23	BANK LOANS	592,101	34	328,536	26
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	26,849	2	24,715	2
26	OTHER CURRENT LIABILITIES	42,644	2	98,745	8
27	**LONG-TERM LIABILITIES**	**455,488**	**26**	**600,088**	**48**
28	BANK LOANS	455,488	26	600,088	48
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**418,979**	**24**	**8,774**	**1**
32	**OTHER LIABILITIES**	**13,288**	**1**	**11,197**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,716,198**	**100**	**2,038,337**	**100**
34	**MINORITY INTEREST**	**356,496**	**21**	**347,381**	**17**
35	**MAJORITY INTEREST**	**1,359,702**	**79**	**1,690,956**	**83**
36	**CONTRIBUTED CAPITAL**	**850,042**	**50**	**858,146**	**42**
37	PAID-IN CAPITAL STOCK (NOMINAL)	424,741	25	432,275	21
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	265,796	15	266,366	13
39	PREMIUM ON SALES OF SHARES	159,505	9	159,505	8
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**509,660**	**30**	**832,810**	**41**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,751,504	102	1,662,134	82
43	REPURCHASE FUND OF SHARES	146,857	9	152,169	7
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(1,494,115)	(87)	(1,059,881)	(52)

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2000 AND 1999

(Thousands of Pesos)

Final Printing

45	NET INCOME FOR THE YEAR	105,414	6	78,388	4

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2000**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**72,702**	**100**	**56,659**	**100**
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	72,702	100	56,659	100
18	**DEFERRED ASSETS (NET)**	**102,381**	**100**	**22,928**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	102,381	100	22,928	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**838,842**	**100**	**640,253**	**100**
52	FOREING CURRENCY LIABILITIES	145,981	17	142,767	22
53	MEXICAN PESOS LIABILITIES	692,861	83	497,486	78
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**42,644**	**100**	**98,745**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	42,644	100	98,745	100
27	**LONG-TERM LIABILITIES**	**455,488**	**100**	**600,088**	**100**
59	FOREING CURRENCY LIABILITIES	450,288	99	583,108	97
60	MEXICAN PESOS LIABILITIES	5,200	1	16,980	3
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**418,979**	**100**	**8,774**	**100**
65	NEGATIVE GOODWILL	5,146	1	8,774	100
66	DEFERRED TAXES	413,833	99	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**13,288**	**100**	**11,197**	**100**
68	RESERVES	13,288	100	11,197	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,494,115)**	**100**	**(1,059,881)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(1,494,115)	(100)	(1,059,881)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER **3** YEAR **2000**

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	853,158	1,140,646
73	PENSIONS FUND AND SENIORITY PREMIUMS	2,934	4,051
74	EXECUTIVES (*)	13	13
75	EMPLOYERS (*)	1,842	1,842
76	WORKERS (*)	2,917	3,140
77	CIRCULATION SHARES (*)	424,471,000	428,647,000
78	REPURCHASED SHARES (*)	7,529,000	3,353,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2000**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**2,599,042**	**100**	**2,557,877**	**100**
2	COST OF SALES	1,500,892	58	1,625,144	64
3	**GROSS INCOME**	**1,098,150**	**42**	**932,733**	**36**
4	OPERATING	781,359	30	689,162	27
5	**OPERATING INCOME**	**316,791**	**12**	**243,571**	**10**
6	TOTAL FINANCING COST	58,638	2	51,516	2
7	**INCOME AFTER FINANCING COST**	**258,153**	**10**	**192,055**	**8**
8	OTHER FINANCIAL OPERATIONS	(8,340)	0	(6,180)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**266,493**	**10**	**198,235**	**8**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	99,669	4	53,545	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**166,824**	**6**	**144,690**	**6**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(2,898)	0	1,415	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**163,926**	**6**	**146,105**	**6**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**163,926**	**6**	**146,105**	**6**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**163,926**	**6**	**146,105**	**6**
19	NET INCOME OF MINORITY INTEREST	58,512	2	67,717	3
20	**NET INCOME OF MAJORITY INTEREST**	**105,414**	**4**	**78,388**	**3**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2000**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**2,599,042**	**100**	**2,557,877**	**100**
21	DOMESTIC	2,446,894	94	2,399,897	94
22	FOREIGN	152,148	6	157,980	6
23	TRANSLATED INTO DOLLARS (***)	16,115	1	15,743	1
6	**TOTAL FINANCING COST**	**58,638**	**100**	**51,516**	**100**
24	INTEREST PAID	94,901	162	158,738	308
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	7,765	13	11,854	23
27	EXCHANGE PROFITS	3,790	6	34,896	68
28	GAIN DUE TO MONETARY POSITION	(24,708)	(42)	(60,472)	(117)
8	**OTHER FINANCIAL OPERATIONS**	**(8,340)**	**100**	**(6,180)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(8,340)	(100)	(6,180)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**99,669**	**100**	**53,545**	**100**
32	INCOME TAX	99,669	100	53,545	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2000**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,764,938	2,859,199
37	NET INCOME OF THE YEAR	284,769	152,986
38	NET SALES (**)	3,881,136	3,834,988
39	OPERATION INCOME (**)	532,586	360,027
40	NET INCOME OF MAYORITY INTEREST(**)	198,278	205,524
41	NET CONSOLIDATED INCOME (**)	305,316	274,123

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2000**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**163,926**	**146,105**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	63,858	26,081
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**227,784**	**172,186**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	81,449	(139,909)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**309,233**	**32,277**
6	CASH FLOW FROM EXTERNAL FINANCING	53,784	(321,456)
7	CASH FLOW FROM INTERNAL FINANCING	(118,850)	424,083
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(65,066)**	**102,627**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(215,291)**	**(86,924)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	28,876	47,980
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	43,826	8,679
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	72,702	56,659

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2000**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**63,858**	**26,081**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	64,893	62,862
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	(143)	(470)
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	(3,790)	(34,896)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	2,898	(1,415)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**81,449**	**(139,909)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	226,049	214,681
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(97,652)	(251,795)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	61,452	(23,057)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(32,772)	(48,209)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(75,628)	(31,529)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**53,784**	**(321,456)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	151,471	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	133,147
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(97,687)	(454,603)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(118,850)**	**424,083**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	26,000	424,083
31	(-) DIVIDENS PAID	(144,850)	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(215,291)**	**(86,924)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(3,819)	(5,067)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(146,479)	(23,058)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(58,270)	(56,198)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(6,723)	(2,601)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2000**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	6.31	%	5.71	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	14.58	%	12.15	%
3	NET INCOME TO TOTAL ASSETS (**)	8.87	%	8.31	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	48.50	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	15.07	%	41.39	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.13	times	1.16	times
7	NET SALES TO FIXED ASSETS (**)	2.56	times	2.88	times
8	INVENTORIES ROTATION (**)	2.56	times	3.02	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	41	days	39	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.30	%	19.08	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	50.15	%	38.21	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.01	times	0.62	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	34.53	%	57.59	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	30.04	%	45.05	%
15	OPERATING INCOME TO INTEREST PAID	3.34	times	1.53	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.25	times	3.04	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.02	times	2.78	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.98	times	1.39	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.98	times	1.41	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	8.67	%	8.85	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	8.76	%	6.73	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	3.13	%	(5.47)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	3.26	times	0.20	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(82.66)	%	(313.23)	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	182.66	%	413.23	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	68.04	%	26.53	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2000**
GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.47		$ 0.49	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.47		$ 0.49	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 3.20		$ 3.94	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.20		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.16	times	0.78	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	7.89	times	6.40	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

October 25th, 2000.

DISTINGUISHED MEMBERS OF THE BOARD OF DIRECTORS:

IN THE MONTH OF SEPTEMBER, INFLATION REACHED 0.73% FOR AN ACCUMULATED INFLATION FOR THE FIRST NINE MONTHS OF THE YEAR OF 6.5% AND 8.85% FOR THE LAST 12 MONTHS.

IN REGARDS TO FOREIGN EXCHANGE, IT HAS REMAINED STABLE AT AROUND $9.50, A CONTRIBUTING FACTOR TO KEEPING A LID ON INFLATION, CLOSING AT LEVELS OF $9.45 AS OF SEPTEMBER 30TH. . HOWEVER, FOREIGN EXCHANGE STABILITY, UTILIZED PRIMARILY TO CONTROL INFLATION, HAS DIRECTLY IMPACTED THE COMPETITIVENESS OF OUR EXPORTS. IT IS ESTIMATED THAT THE PESO IS CURRENTLY OVERVALUED BY APPROXIMATELY 25% TO 30%. WHICH EXERTS PRESSURE ON THE DOMESTIC MARKET AS SHORT POSITIONS INCREASE AND INTEREST RATES RISE. AS BOTH CURRENCY AND INTEREST RATES ARE USED AS A MECHANISM TO DISCOURAGE DEMAND, THE EXPANSION OF SALES VOLUME IS SIGNIFICANTLY RESTRICTED FORCING A DROP IN PRICES AND THE RESULTING DECLINE IN OPERATING MARGINS.

DURING THE FIRST NINE MONTHS OF THE YEAR, GRUPO HERDEZ INCREASED REVENUES BY 4.2% IN UNIT TERMS AND 1.6% IN VALUE TERMS, REFLECTING PRINCIPALLY AGGRESSIVE INVESTMENTS MADE WITH THE SOLE AND FIRM GOAL OF MAINTAINING OUR LEADING POSITION IN THE MARKET.

IN REGARDS TO THE THIRD QUARTER OF THE YEAR 2000, COMPARED TO THE SAME QUARTER IN THE PREVIOUS YEAR, REVENUES DECLINED DUE TO THE FACT THAT DURING THE MONTH OF OCTOBER OF 1999, PRICES WERE INCREASED RESULTING IN STRONG DEMAND FOR HERDEZ'S PRINCIPAL PRODUCTS DURING THE MONTH OF SEPTEMBER OF 1999.

EXPORTS ROSE BY 24% VERSUS THE SAME QUARTER OF THE PREVIOUS YEAR RESULTING FROM THE OPENING OF NEW MARKETS, THEIR SUBSEQUENT GROWTH, AND THE BETTER CONTROL OF OUR INVENTORIES ACHIEVED IN CONJUNCTION WITH HERDEZ CORP., OUR MAIN CLIENT IN THE US

CONSISTENT WITH THE GRUPO'S GLOBALIZATION OBJECTIVES, THIS PAST OCTOBER 7TH, THE GRUPO INAUGURATED ITS EUROPEAN OFFICES IN THE CITY OF BARCELONA, SPAIN.

OPERATING PROFIT IN THE THIRD QUARTER OF 2000 WAS $51.7 MILLION, FOR AN OPERATING MARGIN OF 6% COMPARED TO 10.4% RECORDED FOR THE SAME QUARTER IN THE PREVIOUS YEAR. AS PREVIOUSLY MENTIONED, THIS REFLECTED A DROP IN PRICES AND THE SIGNIFICANT INVESTMENTS MADE IN ADVERTISING AND PROMOTIONS.

THESE INVESTMENTS WERE MADE WITH THE GOAL OF OFFSETTING THE STRONG COMPETITIVE CHALLENGE, AS WELL AS THE INTRODUCTION OF NEW PRODUCTS BY OUR COMPETITORS, WHICH DIRECTLY IMPACTED OUR LEADING PRODUCTS. AS A RESULT, OPERATING EXPENSES IN THE THIRD QUARTER INCREASED FROM 29% IN THE PREVIOUS YEAR TO 35% IN THE CURRENT YEAR.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

NEVERTHLESS, THE INVESTMENTS MADE DURING THE THIRD QUARTER WITH THE PURPOSE OF MAINTAINING OR INCREASING OUR MARKET SHARE ARE EXPECTED TO HAVE A FAVORABLE EFFECT IN THE LAST MONTHS OF THE YEAR AS THESE HAVE ALWAYS GENERATED GOOD RESULTS FOR THE GROUP.

THE ACCUMULATED NUMBERS AS OF SEPTEMBER 30TH OF 2000 SHOW IMPORTANT INCREASES IN OPERATING CASH FLOW REACHING $381.7 MILLION, OR 24.6% HIGHER COMPARED TO THE SAME PERIOD IN 1999.

OPERATING PROFIT IS 30% HIGHER THAN THAT REPORTED IN 1999 TOTALING $316.8 MILLION, WHILE THE CONSOLIDATED NET INCOME OF $105.4 MILLION IS $27 MILLION HIGHER OR 34.4% ABOVE THE PREVIOUS YEAR.

OUR FINANCIAL POSITION CONTINUES SOLID AND STABLE WITH A ONE TO ONE LIABILITIES TO EQUITY RATIO IN SPITE OF AN INCREASE OF $400 MILLION IN LONG-TERM LIABILITIES MADE DURING THE YEAR AS DEFERRED TAXES FROM PREVIOUS YEARS WERE RECORDED, IN ACCORDANCE TO BULLETIN "D-4".

INVENTORY LEVELS DROPPED VERSUS THE PREVIOUS QUARTER IN SPITE OF THE FACT THAT THIS IS TYPICALLY THE TIME WHEN INVENTORY IS AT ITS HIGHEST LEVEL IN ORDER TO SUPPORT STRONG END OF THE YEAR DEMAND. WE ARE FOCUSING OUR EFFORTS IN THIS SECTOR AS WE SEEK TO SIGNIFICANTLY CURTAIL THE INVESTMENT MADE IN THIS AREA WHILE ALSO IMPROVING THE LEVEL OF SERVICE TO OUR CUSTOMERS.

WE CONTINUED TO IMPLEMENT OUR INVESTMENT PROGRAM FOCUSING ON THE UPGRADING AND IMPROVEMENT OF OUR MANUFACTURING PLANTS PRINCIPALLY IN THE CHIAPAS AND YAVAROS PLANTS, WITH THE PURPOSE OF ACHIEVING OPTIMAL AUTOMATION AND INCREASE THEIR PROFITABILITY.

IN THE AREA OF SYSTEMS WE HAVE UPGRADED OUR COMPUTERS WITH AN AS/400 MODEL 830, EXPANDING OUR CURRENT CAPACITY BY 20 TIMES AND SPEED BY 400 TIMES.

ON OCTOBER 1ST, WE BEGAN TO IMPLEMENT A NEW COMPANY-WIDE INFORMATION SYSTEM (ERP) WHICH IS EXPECTED TO BEGIN OPERATING LIVE DURING THE THIRD QUARTER OF 2001.

IN ADDITION, WE HAVE INVESTED IN PORTABLE COMPUTER UNITS WITH THE GOAL OF OFFERING FASTER AND MORE EFFICIENT SERVICE TO OUR CLIENTS.

WE WILL CONTINUE WITH THE PROCESS OF IMPLEMENTING THE "ECONOMIC VALUE ADDED PROGRAM" WHICH WILL BE CONCLUDED BY THE FIRST QUARTER OF 2001.

WE ARE PLEASED TO ANNOUNCE THAT GRUPO HERDEZ IS THE ONLY FOOD COMPANY IN THE COUNTRY WITH THE ISO 9000 CERTIFICATION, FIRST ACHIEVED BY THE DISTRIBUTION CENTER IN THE DISTRITO FEDERAL, FOLLOWED BY OUR PLANT IN ENSENADA, AND YESTERDAY WE WERE AWARDED WITH THE CERTIFICATION FOR THE

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

McCORMICK DE MEXICO PLANT IN SAN LUIS POTOSI. WE WILL CONTINUE WITH THIS PROCESS AND EXPECT THAT BY THE MONTH OF NOVEMBER WE WILL OBTAIN THE CERTIFICATION FOR OUR OTHER PLANT IN SAN LUIS POTOSI.

WE HOPE THAT THE CHANGE IN GOVERNMENT WILL OFFER A NEW FRAME FOR DEMOCRACY AND RECIPROCITY. ONE THAT BRINGS TRUST AND JUDICIAL SAFETY TO CONTINUE ENCOURAGING INVESTMENT AND ECONOMIC GROWTH IN OUR COUNTRY.

SINCERELY,

LIC. ENRIQUE HERNANDEZ-PONS TORRES.
President and Managing Director

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Final Printing

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES: ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH

TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

THESE DATA CAN BE LOCATED IN THE ANNEX 4.

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2000
PROJECTED BENEFIT OBLIGATION	(19,796)
PLAN ASSETS AT MARKET VALUE	2,934
UNAMORTIZED PRIOR SERVICE COST	(22)
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	3,596
PROJECTED NET LIABILITY	(13,288)
ACCUMULATED BENEFIT OBLIGATION	(17,798)
UNAMORTIZED TRANSITION LIABILITY	67
NET COST FOR THE PERIOD	$4,577

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 17 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.

GRUPO HERDEZ ENTERED TO THE MEXICAN MARKET STOCK IN OCTOBER 1991 OFFERING

145,523,196 SHARES THAT REPRESENT 49.84 OF THE CAPITAL STOCK.

IN EXTRAORDINARY AND ORDINARY GENERAL MEETING CELEBRATED IN APRIL 29, 1997 WERE MERGED THE SERIES "A" AND "B" IN ONE SERIE "B".

IN EXTRAORDINARY GENERAL MEETING, CELEBRATED IN APRIL 27, 1999, IT WAS DECIDED TO INCREASE THE CAPITAL STOCK WITH AN ISSUE OF 108,923,077 SHARES THROUGH PROPORTIONAL CONTRIBUTION.

THE SHAREHOLDERS COULD EXERCISE THEIR PREFERENCE RIGHT BY THE ACQUISITION OF ONE SHARE PER EACH 2.96610169 OF THE CURRENT SHARES WITH A MARKET VALUE OF $3.50 PER SHARE.

THE TOTAL INCREASE WAS FOR $381,230,769.50

EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	424,741	265,796	690,537
PREMIUM IN SALES OF SHARES	43,571	115,934	159,505
RETAINED EARNINGS	602,570	1,148,934	1,751,504
REPURCHASE FUND	32,944	113,913	146,857
DEFICIT IN THE RESTATEMENT OF CAPITAL		(1,494,115)	(1,494,115)
NET INCOME	102,531	2,883	105,414
TOTAL	1,206,357	153,345	1,359,702

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,399,000 MORE SHARES WERE ACQUIRED AT $3.1093 AVERAGE PRICE PER SHARE.
DURING 2000 1,566,000 MORE SHARES WERE ACQUIRED AT $3.0477 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	94,901
GAIN INTERESTS	7,765

EXCHANGE LOSS	(3,790)
GAIN ON NET MONETARY POSITION	(24,708)
TOTAL	58,638

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AT 31 OF SEPTEMBER WERE:

IN RESULTS: IN THE PROVISION TAXES	99,669
IN LIABILITIES: IN DEFFERRED TAXES	413,833
IN THE MINORITY INTEREST:	50,471
IN THE MAJORITY CAPITAL:	326,364

NOTA 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME		N P C I	FACTOR		UPDATED INCOME	
	MONTHLY	ACCUMULATED	CLOSING	ORIGEN	ACTUALIZ	MONTHLY	ACCUMULATED
OCT	28,897	28,897	327.910	303.590	1.0801	31,212	31,212
NOV	28,897	57,794	327.910	305.855	1.0721	30,981	62,193
DEC	28,897	86,691	327.910	308.919	1.0615	30,673	92,866
JAN	17,868	104,559	327.910	313.067	1.0474	18,715	111,581
FEB	17,868	122,427	327.910	315.844	1.0382	18,551	130,132
MAR	17,868	140,295	327.910	317.595	1.0325	18,448	148,580
APR	9,600	149,895	327.910	319.402	1.0266	9,856	158,436
MAY	9,600	159,495	327.910	320.596	1.0228	9,819	168,255
JUN	9,580	169,075	327.910	322.495	1.0168	9,741	177,996
JUL	6,715	175,790	327.910	323.753	1.0128	6,801	184,797
AUG	6,715	182,505	327.910	325.532	1.0073	6,764	191,561
SEP	6,717	189,222	327.910	327.910	1.0000	6,717	198,278

AT SEPTEMBER 30, 2000 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	3,237
MONETARY LIABILITIES	63,097
NET POSITION	(59,860)

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

AT SEPTEMBER 30, 2000, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	2,935
MACHINERY AND EQUIPMENT	105,125
TOTAL	108,060

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2000**
GRUPO HERDEZ, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100.00	204,258	707,319
2 MCCORMICK DE MÉXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.00	163,603	315,326
3 GRUPO BÚFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100.00	64,500	75,130
4 MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	100.00	20,350	28,987
5 YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00	12,000	117,739
6 HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50.00	30,000	36,619
7 ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	99.99	20,000	31,831
8 ALIMENTOS DESHIDRATADOS DEL BAJÍO	PROD VEGET DESHIDRAT	5,388,187	100.00	35,460	64,530
9 HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACIÓN DE PRODUC MARI	40,050	100.00	40,050	42,060
10 SOCIEDAD DE DESARROLLO, S.A. DE C.V.	PRODUCCIÓN AGROPECUARIA, FORESTAL, APÍC	4,550,000	50.00	2,275	3,467
TOTAL INVESTMENT IN SUBSIDIARIES				**592,496**	**1,423,008**
ASSOCIATEDS					
1 OTRAS COMPAÑIAS		1	0.00	131,987	131,987
TOTAL INVESTMENT IN ASSOCIATEDS				**131,987**	**131,987**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,554,995**

NOTES

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: 3 YEAR: **2000**

GRUPO HERDEZ, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	88,752	15,069	73,683	322,875	126,557	270,001
MACHINERY	498,937	124,396	374,541	780,935	371,611	783,865
TRANSPORT EQUIPMENT	16,986	7,839	9,147	30,975	19,073	21,049
OFFICE EQUIPMENT	14,894	6,068	8,826	27,998	18,483	18,341
COMPUTER EQUIPMENT	21,376	12,776	8,600	7,214	4,653	11,161
OTHER	5,799	131	5,668	2,405	32	8,041
DEPRECIABLES TOTAL	**646,744**	**166,279**	**480,465**	**1,172,402**	**540,409**	**1,112,458**
NOT DEPRECIATION ASSETS						
GROUNDS	32,970	0	32,970	139,084	0	172,054
CONSTRUCTIONS IN PROCESS	208,051	0	208,051	23,864	0	231,915
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**241,021**	**0**	**241,021**	**162,948**	**0**	**403,969**
TOTAL	**887,765**	**166,279**	**721,486**	**1,335,350**	**540,409**	**1,516,427**

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR:

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	5 Y
BANKS																
UNSECURED DEBT																
BANAMEX	12/06/2009	12.20	0	0	0	0	0	14,664	19,552	107,534	0	0	0	0	0	0
BITAL	16/10/2000	12.20	120,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	30/04/2004	17.05	0	0	0	0	23,625	47,250	47,250	0	0	0	0	0	0	0
BANAMEX	16/10/2000	19.40	109,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	16/10/2000	10.75	103,611	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	16/10/2000	18.45	70,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/10/2002	9.05	0	0	0	0	0	56,700	0	0	0	0	0	0	0	0
BANAMEX	30/04/2001	9.05	0	0	0	47,250	0	0	0	0	0	0	0	0	0	0
CITIBANK	01/04/2001	10.30	0	0	0	35,910	0	0	0	0	0	0	0	0	0	0
CITIBANK	01/04/2001	18.35	0	0	0	0	35,737	0	0	0	0	0	0	0	0	0
BANAMEX	31/05/2005	9.26	0	0	0	6,615	0	0	0	24,806	0	0	0	0	0	0
CITIBANK	15/08/2000	10.30	0	0	0	28,670	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/08/2001	10.75	0	0	0	5,670	0	0	0	21,263	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/10/2002	18.15	0	0	0	0	0	19,429	0	0	0	0	0	0	0	0
CITIBANK	11/12/2000	18.15	0	0	0	17,010	0	0	0	0	0	0	0	0	0	0
BITAL	21/02/2002	9.64	10,400	5,200	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/10/2002	10.75	0	0	0	0	0	15,120	0	0	0	0	0	0	0	0
BANAMEX	16/10/2000	18.12	15,089	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/10/2002	10.75	0	0	0	0	0	12,633	0	0	0	0	0	0	0	0
BANAMEX	16/10/2000	18.65	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	05/07/2000	18.15	7,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	11/12/2000	18.35	0	0	0	4,856	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/05/2002	18.35	0	0	0	0	0	4,725	0	0	0	0	0	0	0	0
BANAMEX	16/10/2000	19.45	3,020	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**446,120**	**5,200**	**0**	**145,981**	**59,362**	**170,521**	**66,802**	**153,603**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR:

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	5 Y
SUPPLIERS																
PROVEEDORES																
VARIOS PROVEEDORES			177,248	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**177,248**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTRAS CUENTAS POR PAGAR			42,644	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**42,644**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			666,012	**5,200**	**0**	**145,981**	**59,362**	**170,521**	**66,802**	**153,603**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

EL SALDO TOTAL DE PRESTAMOS EN MONEDA EXTRANJERA ES DE $596,269 Y ALGUNOS INCLUYEN LOS INTERESES DEVENGADOS, ESTO RESULTA EN UN ADEUDO TOTAL EN DÓLARES ESTADOUNIDENSES POR 63,097.
LOS PRESTAMOS EN MONEDA EXTRANJERA A CORTO PLAZO SON POR $145,981 Y LOS DE LARGO PLAZO SON POR $450,288.
LOS PRESTAMOS EN MONEDA NACIONAL A CORTO PLAZO SON POR $446,120 Y LOS DE LARGO PLAZO SON POR $5,200.
EL TIPO DE CAMBIO UTILIZADO ES DE $9.45 POR DÓLAR ESTADOUNIDENSE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2000**

GRUPO HERDEZ, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	16,115	152,148	0	0	152,148
OTHER	0	0	0	0	0
TOTAL	**16,115**	**152,148**			**152,148**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	4,508	42,790	0	0	42,790
INVESTMENTS	6,950	65,969	0	0	65,969
OTHER	225	2,136	0	0	2,136
TOTAL	**11,683**	**110,895**			**110,895**
NET BALANCE	**4,432**	**41,253**			**41,253**
FOREING MONETARY POSITION					
TOTAL ASSETS	**3,237**	**30,590**	0	0	**30,590**
LIABILITIES POSITION	**63,097**	**596,269**			**596,269**
SHORT TERM LIABILITIES POSITION	15,448	145,981	0	0	145,981
LONG TERM LIABILITIES POSITION	47,649	450,288	0	0	450,288
NET BALANCE	**(59,860)**	**(565,679)**			**(565,679)**

NOTES

TIPO DE CAMBIO PARA LA POSICIÓN EN MONEDA EXTRANJERA ES DE $9.45
TIPO DE CAMBIO PARA EXPORTACIONES ES DE $9.4413
TIPO DE CAMBIO PARA IMPORTACIONES ES DE $9.4920

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2000**
GRUPO HERDEZ, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,687	2,110	(423)	0.01	5,663
FEBRUARY	1,432	1,852	(420)	0.01	3,695
MARCH	1,209	1,627	(418)	0.01	2,301
APRIL	1,186	1,512	(326)	0.01	1,823
MAY	1,159	1,530	(371)	0.00	1,375
JUNE	1,212	1,658	(446)	0.01	2,630
JULY	1,296	1,713	(417)	0.00	1,629
AUGUST	1,187	1,641	(454)	0.01	2,454
SEPTEMBER	1,237	1,649	(412)	0.01	3,138
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**24,708**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2000**
GRUPO HERDEZ, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A B L E

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2000**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	60
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	65
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	76
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	96
PLANTA YAVAROS	ENLATADO DE SARDINA	800	95
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	0
PLANTA VALLEJO	FAB DE CREMAS, JABONES	0	50
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2000**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	VASO		VITROCRISA		2.23
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.57
	ETIQUETA		LITOPLAS		2.39
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		11.56
	FRASCO		VIDRIERA QUERETARO		11.00
	PLASTICOS		LITOPLAS		0.56
	TETRAPAK		TETRAPAK		0.46
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.40
	ACEITE DE SOYA		ACEITES CARGILL		9.39
	LITOPLAS, S.A. DE C.V.				
	VIDRIERA QUERETARO SA DE CV				
	ENVASES UNIVERSALES, S.A. DE				
	CARGIL DE MEXICO, S.A. DE C.V				
	ACEITES INDUSTRIALES EL ZAPOT				
	HIDROGENADORA NACIONAL , S.A				
	ARANCIA CORN PRODUCTS, S.A. D				
	ALIMENTOS DE LA GRANJA, S.A.				
	EMPAQUES DE CARTON JAMESA, S,				
	ALUCAPS MEXICANA, S.A. DE C.V				
	ZAPATA HERMANOS SUCESORES, S.				
	VIDRIERA LOS REYES, S.A. DE C				
	VIDRIERA TOLUCA, S.A. DE C.V.				
	VIDRIERA MONTERREY, S.A. DE C				
	VIDRIERA MEXICO, S.A. DE C.V.				
	VIDRIERA GUDALAJARA, S.A. DE				
	VIDRIERA MEXICALI, S.A. DE C.				
	J. PARRA E HIJOS, S.A. DE C.				
	PRODUCTOS PICANTES DE BAJA CA				
	SALAS LIGA CONCEPCION				

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **200**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS	10,354	653,727	9,481	1,393,736		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	2,884	249,724	3,016	345,951		DOÑA MARIA	COMERCIAL MEXICA
VEGETALES	3,129	285,177	2,126	347,816		MCCORMICK	GIGANTE
MARISCOS Y CARNES	1,467	246,255	1,204	325,044		HORMEL	SORIANA
VARIOS	219	15,657	173	34,347		YAVAROS	ISSSTE
						BUFALO	
TOTAL		1,450,540		2,446,894			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **200**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS			944	102,601	USA	HERDEZ	
JUGOS FRUTAS Y POST			42	4,926	CENTROAMERICA	DOÑA MARIA	
VEGETALES			435	39,290	SUDAMERICA	BUFALO	
MARISCOS Y CARNES			29	4,876	EUROPA		
VARIOS			3	455			
TOTAL				152,148			

NOTES

STOCK EXCHANGE COI HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 3 YEAR: 2000

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **1999** — 255,113,485

Number of shares Outstanding at the Date of the NFEA: (Units) — 426,037,000

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1	B	425,937,000.00	15/02/2000	30,000.00
2	B	424,956,000.00	15/05/2000	30,000.00

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
2	B	424,956,000.00	15/05/2000	80,742.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 1999

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2000 — 245,891,055

Number of shares Outstanding at the Date of the NFEA: (Units) — 424,839,000

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **1999**	255,113,485
Number of shares Outstanding at the Date of the NFEA : (Units)	426,037,000

STOCK EXCHANGE COI HERDEZ QUARTER: 3 YEAR: 2000

RAZON SOCIAL: **GRUPO HERDEZ, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF	
FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2000**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	43,200,000	381,271,000	278,091,872	146,379,128	43,227	381,514
TOTAL			**43,200,000**	**381,271,000**	**278,091,872**	**146,379,128**	**43,227**	**381,514**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
424,471,000
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	7,529,000	3.04779	3.71000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ   **FECHA:** 27/10/200(14:41

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO HERDEZ, S.A. DE C.V.
DO MICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	201-56-55
FAX:	5-201-57-99
AUTOMATICO:	X
E-MAIL:	
DIRECCION DE INTERNET:	www.grupoherdez.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GHE910910H19
DOMICILIO	CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA:	ARGENTINA PONIENTE
C. POSTAL:	11230
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. JOSE GUADALUPE VEGA ELIAS
DOMICILIO:	CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA:	ARGENTINA PONIENTE
C. POSTAL:	11230
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-576-31-00 EXT. 1200
FAX:	55-76-25-24

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE/HÉCTOR HERNÁNDEZ - PONS TORRES

CLAVE DE COTIZACION: HERDEZ **FECHA:** 27/10/200(14:41

FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	COORDINADORA CON RELACIÓN A INVERSIONISTAS
NOMBRE:	LIC. ADRIANA LEGORRETA GUTIÉRREZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-56-02 Y 52-01-56-03
FAX:	5-201-56-46 Y 52-01-57-93
E-MAIL:	alegorreta@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACIÓN
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS - TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 27/10/2000 14:41

DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-48, 49, 40, 41
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx, hhpt@herdez.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE ADMINISTRACIÓN
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2000**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF SEPTEMBER OF 2000** AND **1999** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR DE ADMINISTRACIÓN.

C.P. PABLO LEZAMA VÉLEZ.
DIRECTOR DE FINANZAS.

MEXICO, D.F., AT OCTOBER 27 OF 2000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** Quarter: **4** Year: **2000**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**3,706,703**	**100**	**3,597,512**	**100**
2	**CURRENT ASSETS**	**1,890,942**	**51**	**1,952,412**	**54**
3	CASH AND SHORT-TERM INVESTMENTS	118,912	3	44,987	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	695,970	19	695,909	19
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	262,711	7	292,858	8
6	INVENTORIES	731,641	20	843,132	23
7	OTHER CURRENT ASSETS	81,708	2	75,526	2
8	**LONG-TERM**	**132,638**	**4**	**201,085**	**6**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	132,638	4	201,085	6
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,590,941**	**43**	**1,397,973**	**39**
13	PROPERTY	602,640	16	582,214	16
14	MACHINERY AND INDUSTRIAL	1,441,407	39	1,181,624	33
15	OTHER EQUIPMENT	128,138	3	116,943	3
16	ACCUMULATED DEPRECIATION	734,499	20	663,512	18
17	CONSTRUCTION IN PROGRESS	153,255	4	180,704	5
18	**DEFERRED ASSETS (NET)**	**92,182**	**2**	**46,042**	**1**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,840,563**	**100**	**1,410,411**	
21	**CURRENT LIABILITIES**	**733,032**	**40**	**811,149**	**58**
22	SUPPLIERS	224,958	12	215,581	15
23	BANK LOANS	368,487	20	456,184	32
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	32,210	2	65,523	5
26	OTHER CURRENT LIABILITIES	107,377	6	73,861	5
27	**LONG-TERM LIABILITIES**	**699,496**	**38**	**567,820**	**40**
28	BANK LOANS	699,496	38	567,820	40
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**392,467**	**21**	**17,655**	**1**
32	**OTHER LIABILITIES**	**15,568**	**1**	**13,787**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,866,140**		100 **2,187,101**	
34	**MINORITY INTEREST**	**407,330**	**22**	**399,815**	**18**
35	**MAJORITY INTEREST**	**1,458,810**	**78**	**1,787,286**	**82**
36	**CONTRIBUTED**	**872,766**	**47**	**874,407**	**40**
37	PAID-IN CAPITAL STOCK (NOMINAL)	424,741	23	426,308	19
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	283,877	15	283,951	13
39	PREMIUM ON SALES OF SHARES	164,148	9	164,148	8
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**586,044**	**31**	**912,879**	**42**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,814,614	97	1,706,667	78
43	REPURCHASE FUND OF SHARES	150,702	8	154,086	7
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,551,979)	(83)	(1,123,660)	(51)
45	NET INCOME FOR THE YEAR	172,707	9	175,786	8

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2000**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**118,912**	100	**44,987**	100
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	118,912	100	44,987	100
18	**DEFERRED ASSETS (NET)**	**92,182**	100	**46,042**	
48	AMORTIZED OR REDEEMED EXPENSES	92,182	100	46,042	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**733,032**	100	**811,149**	
52	FOREING CURRENCY LIABILITIES	143,989	20	158,517	20
53	MEXICAN PESOS LIABILITIES	589,043	80	652,632	80
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**107,377**		100 **73,861**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	107,377	100	73,861	100
27	**LONG-TERM LIABILITIES**	**699,496**	100	**567,820**	
59	FOREING CURRENCY LIABILITIES	441,896	63	553,657	98
60	MEXICAN PESOS LIABILITIES	257,600	37	14,163	2
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	100	**0**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**392,467**	100	**17,655**	
65	NEGATIVE GOODWILL	4,349	1	8,077	46
66	DEFERRED TAXES	388,118	99	9,578	54
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**15,568**	100	**13,787**	
68	RESERVES	15,568	100	13,787	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,551,979)**		100 **(1,123,660)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,551,979)	(100)	(1,123,660)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2000**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	1,157,910	1,141,263
73	PENSIONS FUND AND SENIORITY	2,170	4,183
74	EXECUTIVES (*)	13	17
75	EMPLOYERS (*)	1,842	1,990
76	WORKERS (*)	2,917	2,964
77	CIRCULATION SHARES (*)	424,471,000	426,037,000
78	REPURCHASED SHARES (*)	7,529,000	5,963,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR **2000**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**3,906,745**	**100**	**3,941,673**	**100**
2	COST OF SALES	2,187,138	56	2,397,559	61
3	**GROSS INCOME**	**1,719,607**	**44**	**1,544,114**	**39**
4	OPERATING	1,191,056	30	1,072,584	27
5	**OPERATING**	**528,551**	**14**	**471,530**	**12**
6	TOTAL FINANCING	100,926	3	65,478	2
7	**INCOME AFTER FINANCING COST**	**427,625**	**11**	**406,052**	**10**
8	OTHER FINANCIAL OPERATIONS	(21,586)	(1)	(11,235)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**449,211**	**11**	**417,287**	**11**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	160,637	4	122,562	3
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**288,574**	**7**	**294,725**	**7**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(3,349)	0	(7,187)	0
13	**CONSOLIDATED NET INCOME OF**	**285,225**	**7**	**287,538**	**7**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**285,225**	**7**	**287,538**	**7**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	(7,570)	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**285,225**	**7**	**295,108**	**7**
19	NET INCOME OF MINORITY INTEREST	112,518	3	119,322	3
20	**NET INCOME OF MAJORITY INTEREST**	**172,707**	**4**	**175,786**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2000**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**3,906,745**	**100**	**3,941,673**	**100**
21	DOMESTIC	3,705,146	95	3,738,284	95
22	FOREIGN	201,599	5	203,389	5
23	TRANSLATED INTO DOLLARS (***)	20,482	1	18,247	0
6	**TOTAL FINANCING COST**	**100,926**	**100**	**65,478**	**100**
24	INTEREST PAID	153,704	152	181,239	277
25	EXCHANGE LOSSES	2,968	3	0	0
26	INTEREST EARNED	11,032	11	20,125	31
27	EXCHANGE PROFITS	0	0	15,946	24
28	GAIN DUE TO MONETARY POSITION	(44,714)	(44)	(79,690)	(122)
8	**OTHER FINANCIAL OPERATIONS**	**(21,586)**	**100**	**(11,235)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(21,586)	(100)	(11,235)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**160,637**		**100** **122,562**	**100**
32	INCOME TAX	166,814	104	122,894	100
33	DEFERED INCOME TAX	(11,969)	(7)	(332)	0
34	WORKERS' PROFIT SHARING	5,792	4	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR **2000**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	4,280,702	4,347,061
37	NET INCOME OF THE YEAR	445,991	339,187
38	NET SALES (**)	3,906,745	3,941,673
39	OPERATION INCOME (**)	528,551	471,530
40	NET INCOME OF MAYORITY INTEREST(**)	172,707	175,786
41	NET CONSOLIDATED INCOME (**)	285,225	295,108

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2000**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**285,225**	**295,108**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	82,607	74,417
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**367,832**	**369,525**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	93,280	(294,931)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**461,112**	**74,594**
6	CASH FLOW FROM EXTERNAL FINANCING	41,009	(278,970)
7	CASH FLOW FROM INTERNAL FINANCING	(122,029)	435,317
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(81,020)**	**156,347**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(306,167)**	**(194,862)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	73,925	36,079
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	44,987	8,908
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	118,912	44,987

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2000**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**82,607**	**74,417**
13	DEPRECIATION AND AMORTIZATION FOR THE	88,798	81,366
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	(499)	1,810
15	+ (-) NET LOSS (PROFIT) IN MONEY	2,968	(15,946)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(8,660)	7,187
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**93,280**	**(294,931)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(61)	(41,608)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	43,893	(244,599)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	23,964	28,530
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	9,378	(27,133)
22	+ (-) INCREASE (DECREASE) IN OTHER	16,106	(10,121)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**41,009**	**(278,970)**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG-TERM BANK AND STOCK MARKET	128,708	68,672
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(87,699)	(347,642)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(122,029)**	**435,317**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	26,642	435,317
31	(-) DIVIDENS PAID	(148,671)	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(306,167)**	**(194,862)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(5,027)	(60,363)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(217,858)	(61,677)
36	(-) INCREASE IN CONSTRUCTIONS IN	(51,887)	(47,644)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(31,395)	(25,178)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** **2000**

GRUPO HERDEZ, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	7.30	%	7.49	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	11.84	%	9.84	%
3	NET INCOME TO TOTAL ASSETS (**)	7.69	%	8.20	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	48.40	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	15.68	%	27.00	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.05	times	1.10	times
7	NET SALES TO FIXED ASSETS (**)	2.46	times	2.82	times
8	INVENTORIES ROTATION (**)	2.99	times	2.84	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	56	days	55	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	14.39	%	17.70	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	49.65	%	39.21	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.99	times	0.64	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	31.83	%	50.49	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	43.97	%	40.62	%
15	OPERATING INCOME TO INTEREST PAID	3.44	times	2.60	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.12	times	2.79	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.58	times	2.41	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.58	times	1.37	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.03	times	1.38	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	16.22	%	5.55	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	9.42	%	9.37	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	2.39	%	(7.48)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	3.00	times	0.41	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(50.62)	%	(178.43)	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	150.62	%	278.43	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	71.16	%	31.65	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2000**
GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.41	$ 0.41
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.41	$ 0.41
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 3.44	$ 4.20
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.20	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.08 times	0.96 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	9.02 times	9.68 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

JUDGED INFORMATION

HERDEZ Annual Report

Letter from the President and Chairman of the Board
To Our Shareholders, Employees, and Customers:

The year 2000 can be considered a good year for the Mexican economy. A diversity of internal and external factors contributed to create a favorable economic scenario, which resulted in GNP growth of 6.9% - the highest in the last few years, and the successful control of inflation, which remained at 8.9%.

The growth in the Mexican economy also allowed for the creation of a greater number of jobs, which in general terms has benefited the country. However, the consumers' purchasing power has not increased significantly, and as a result, price remains a key factor in the purchasing decision. This is also reflected in the deceleration of consumption at the self-service stores where food represents 60% of sales, and a price increase for such products of 6.7%, for a real decline of 2%.

The food sector continues to be affected by an environment of increasing competition and a tendency to offer bigger promotions and discounts, as well as by considerable investments in publicity, given the more rational attitude on the part of the consumer.

Grupo Herdez grew by 2.4% in unit terms in the year 2000. This growth was not reflected in value terms due to the prevalence of substantial price pressures, which in some cases, forced a reduction in prices for some of the Company's leading products.

The results achieved by Grupo Herdez were very satisfactory, in spite of the problems previously mentioned. In the last few years, operating and cash flow margins have increased by 4.2 and 4.5 percentage points respectively, with the operating margin rising from 9.3% in 1998, to 13.5% in 2000, and the operating cash flow margin from 11.3% to 15.8%, in the same period.

These results were, to a great extent, the product from the efficiencies achieved at our plants, through the constant search for increased productivity in each one of the operations, while maintaining the quality "100% Herdez" in our products.

These efforts led us to a profit before taxes of $449 million pesos in the year 2000, 7.7% higher from the previous year.

Net profit of $173 million pesos - slightly below 1999 - was principally due to the provision for taxes and the profit sharing plan, which combined were higher by $45 million pesos from the previous year, reflecting the implementation of Bulletin D-4 starting in the year 2000, as required.

Our exports rose by 6% in unit terms and 12% in dollar terms, demonstrating the importance given to this sector, key to globalization, and a fundamental

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED

JUDGED INFORMATION

Final Printing

factor for the Grupo's growth. Consistent with the above was the opening of Herdez Europe, which leverages the signing of the Free Commerce Treaty with the European Community.

The financial structure of the Company is healthy. We improved our leverage position ending with a total liabilities to capital ratio of 1:1, in spite of the $388 million pesos we were required to register as deferred taxes, which increased liabilities and decreased capital.

Short-term debt was restructured into long-term which represented 35% and 65% respectively. Interest bearing debt was stable as the proportion of dollar denominated debt versus total debt declined to 55% from 70% in 1999; an adequate and healthy mix.

The automation of our plant, McCormick de Mexico in the Federal District, was implemented. The Miel Carlota plant in the city of Veracruz became operational, as well as the bouillon plant in San Luis Potosi.

We will continue with our growth and consolidation plans, leveraging the significant investments realized in the previous years. In line with these plans, in the year 2001, the third tuna fishing vessel, Arkos I, will start operations along with the new Research and Development Laboratory and Training Center, located at the same site previously occupied by the Miel Carlota plant in Cuernavaca, Morelos.

Likewise, we will continue with the solid purpose of maintaining and obtaining the ISO 9000 Certification for our plants, and distribution centers.

Currently, we have certifications for three of our plants - two in San Luis Potosi, and one in Ensenada, Baja California -, and one for our distribution center in Mexico City.

The year 2001 brings difficult challenges with forecasts for lower GNP and private consumption growth, as well as the possible enactment of a food tax. However, Grupo Herdez will continue with the process of constant quality improvement, principally in the areas of logistics and inventory control. Additionally, efforts will be made to optimize our quality, improve our costs, and train all our personnel. Furthermore, we are carrying out the installation of the Economic Value System, which will lead the Grupo towards a new management culture.

In the XXI century at Herdez, we must confront an important challenge of responsibility and commitment - to continue struggling day to day with the firm purpose of bringing growth and solidity to Grupo Herdez.

We thank our partners, McCormick and Co., and Hormel Foods for their unwavering support offered for the growth of the Grupo.

TODAY, TOMORROW, AND ALWAYS, WITH ALL TRUST IS HERDEZ.

Enrique Hernandez-Pons Torres
President and Chairman of the Board

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES: ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

THESE DATA CAN BE LOCATED IN THE ANNEX 4.

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2000
PROJECTED BENEFIT OBLIGATION	(18,123)
PLAN ASSETS AT MARKET VALUE	2,170
UNAMORTIZED PRIOR SERVICE COST	83
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	325
PROJECTED NET LIABILITY	(15,545)
ACCUMULATED BENEFIT OBLIGATION	(14,573)
UNAMORTIZED TRANSITION LIABILITY	(83)
NET COST FOR THE PERIOD	$1,884

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 16 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.
EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	424,741	283,877	708,618
PREMIUM IN SALES OF SHARES	43,571	120,577	164,148
LEGAL RESERVE	18,276	30,585	48,861
RETAINED EARNINGS	584,294	1,164,211	1,748,505
REPURCHASE FUND	32,594	118,108	150,702
ACCUMULATED DEFFERRED TAX	17,248		17,248
DEFICIT IN THE RESTATEMENT OF CAPITAL		(1,551,979)	(1,551,979)
NET INCOME	166,160	6,547	172,707
TOTAL	1,286,884	171,926	1,458,810

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,399,000 MORE SHARES WERE ACQUIRED AT $3.1093 AVERAGE PRICE PER SHARE.
DURING 2000 1,566,000 MORE SHARES WERE ACQUIRED AT $3.0477 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	153,704
GAIN INTERESTS	11,032
EXCHANGE LOSS	2,968
GAIN ON NET MONETARY POSITION	(44,714)
TOTAL	100,926

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AT 31 OF DECEMBER WERE:

IN RESULTS: IN THE PROVISION TAXES	(12,009)
IN LIABILITIES: IN DEFFERRED TAXES	388,118
IN THE MINORITY INTEREST:	55,046
IN THE MAJORITY CAPITAL:	353,146

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME		N P C I		FACTOR	UPDATED INCOME	
	MONTHLY	ACCUMULATED	CLOSING	ORIGEN	ACTUALIZ	MONTHLY	ACCUMULATED

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

JUDGED INFORMATION

JAN	17,868	17,868	335.596	313.067	1.0752	19,211	19,211
FEB	17,868	35,736	335.596	315.844	1.0657	19,042	38,253
MAR	17,870	53,606	335.596	317.595	1.0598	18,939	57,192
APR	9,600	63,206	335.596	319.402	1.0538	10,117	67,309
MAY	9,600	72,806	335.596	320.596	1.0499	10,079	77,388
JUN	9,586	82,392	335.596	322.495	1.0437	10,005	87,393
JUL	7,875	90,267	335.596	323.753	1.0397	8,187	95,580
AUG	7,875	98,142	335.596	325.532	1.0340	8,143	103,723
SEP	7,870	106,012	335.596	327.910	1.0265	8,078	111,802
OCT	20,100	126,112	335.596	330.168	1.0195	20,491	132,293
NOV	20,100	146,212	335.596	332.991	1.0108	20,318	152,610
DEC	20,097	166,309	335.596	336.596	1.0000	20,097	172,707

AT DECEMBER 31, 2000 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	14,387
MONETARY LIABILITIES	61,856
NET POSITION	(47,469)

AT DECEMBER 31, 2000, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	931
MACHINERY AND EQUIPMENT	71,824
TOTAL	72,755

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION

CONSOLIDATED
Previous Printing

COMPANY NAME (1)	**MAIN ACTIVITIES**	**NUMBER OF SHARES**	**WNERSHI (2)**	**TOTAL AMOUNT (Thousands of Pesos)**	
				\CQUISITIOI COST	**PRESENT VALUE (3)**
SUBSIDIARIES					
1 HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100.00	204,258	715,963
2 MCCORMICK DE MÉXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.00	163,603	364,350
3 GRUPO BÚFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100.00	64,500	79,362
4 MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00	20,350	10,789
5 YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00	12,000	139,291
6 HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50.00	30,000	38,490
7 ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	99.99	20,000	32,881
8 ALIMENTOS DESHIDRATADOS DEL BAJÍO	PROD VEGET DESHIDRAT	5,388,187	100.00	35,460	46,654
9 HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACIÓN DE PRODUC MARI	40,050	100.00	40,050	41,994
10 SOCIEDAD DE DESARROLLO, S.A. DE C.V.	PRODUCCIÓN AGROPECUARIA, FORESTAL, APÍC	4,550,000	50.00	2,275	3,369
TOTAL INVESTMENT IN SUBSIDIARIES				**592,496**	**1,473,143**
ASSOCIATEDS					
1 OTRAS COMPAÑIAS		1	0.00	132,638	132,638
TOTAL INVESTMENT IN ASSOCIATEDS				**132,638**	**132,638**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,605,781**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIHERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 4 YEAR: 2000

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

JUDGED INFORMATION

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	89,349	16,207	73,142	333,430	131,596	274,976
MACHINERY	618,536	126,101	492,435	822,871	389,583	925,723
TRANSPORT EQUIPMENT	17,686	8,150	9,536	31,890	19,796	21,630
OFFICE EQUIPMENT	15,814	6,355	9,459	29,101	19,310	19,250
COMPUTER EQUIPMENT	21,912	12,631	9,281	7,971	4,770	12,482
OTHER	2,313	0	2,313	1,451	0	3,764
DEPRECIABLES TOTAL	**765,610**	**169,444**	**596,166**	**1,226,714**	**565,055**	**1,257,825**
NOT DEPRECIATION ASSETS						
GROUNDS	36,279	0	36,279	143,582	0	179,861
CONSTRUCTIONS IN PROCESS	116,287	0	116,287	36,968	0	153,255
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**152,566**	**0**	**152,566**	**180,550**	**0**	**333,116**
TOTAL	**918,176**	**169,444**	**748,732**	**1,407,264**	**565,055**	**1,590,941**

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2000**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BANAMEX	31/03/2004	11.37	0	0	0	47,875	47,875	47,875	23,938	0	0	0	0	0	0	0
BANAMEX	12/06/2009	12.50	0	0	0	0	0	0	0	143,625	0	0	0	0	0	0
BANAMEX	22/12/2003	19.57	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	09/01/2002	19.57	0	125,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	11/01/2001	18.90	110,982	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	11/01/2001	18.90	70,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	10.06	0	0	0	0	28,725	28,725	0	0	0	0	0	0	0	0
CITIBANK	01/04/2001	9.35	0	0	0	32,555	0	0	0	0	0	0	0	0	0	0
CITIBANK	11/05/2002	10.30	0	0	0	0	32,335	0	0	0	0	0	0	0	0	0
BANAMEX	31/05/2005	11.15	0	0	0	6,703	6,702	6,702	6,702	3,351	0	0	0	0	0	0
CITIBANK	01/04/2001	9.35	0	0	0	29,063	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/05/2005	10.30	0	0	0	5,745	5,745	5,745	5,745	2,873	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	10.06	0	0	0	0	6,430	6,430	6,430	0	0	0	0	0	0	0
CITIBANK	11/06/2001	8.62	0	0	0	17,235	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	10.06	0	0	0	0	4,468	4,468	4,469	0	0	0	0	0	0	0
BANAMEX	11/01/2001	18.90	13,116	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	10.06	0	0	0	0	4,179	4,179	4,180	0	0	0	0	0	0	0
BITAL	21/02/2002	19.97	10,400	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	11/01/2001	18.90	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	11/01/2001	18.90	7,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	22/01/2001	19.50	5,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	11/06/2001	8.62	0	0	0	4,813	0	0	0	0	0	0	0	0	0	0
BITAL	19/02/2002	19.97	0	2,600	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**224,498**	**257,600**	**0**	**143,989**	**136,459**	**104,124**	**51,464**	**149,849**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
VARIOS PROVEEDORES			224,958	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**224,958**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit	Amortization	Rate of	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
Type / Institution	Date	Interest	Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTRAS CUENTAS POR PAGAR			107,377	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**107,377**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			556,833	**257,600**	**0**	**143,989**	**136,459**	**104,124**	**51,464**	**149,849**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

TIPO DE CAMBIO UTILIZADO PARA DEUDA EN MONEDA EXTRANJERA DE $9.575

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2000**
GRUPO HERDEZ, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	20,482	201,599	0	0	201,599
OTHER	0	0	0	0	0
TOTAL	**20,482**	**201,599**			**201,599**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	4,508	44,671	0	0	44,671
INVESTMENTS	20,730	204,039	0	0	204,039
OTHER	14,759	145,268	0	0	145,268
TOTAL	**39,997**	**393,978**			**393,978**
NET BALANCE	**(19,515)**	**(192,379)**			**(192,379)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**14,387**	**137,756**	0	0	**137,756**
LIABILITIES POSITION	**61,856**	**592,271**			**592,271**
SHORT TERM LIABILITIES POSITION	15,705	150,375	0	0	150,375
LONG TERM LIABILITIES POSITION	46,151	441,896	0	0	441,896
NET BALANCE	**(47,469)**	**(454,515)**			**(454,515)**

NOTES

TIPO DE CAMBIO UTILIZADO PARA EXPORTACIONES E IMPORTACIONES $9.4696
TIPO DE CAMBIO UTILIZADO PARA POSICIÓN EN MONEDA EXTRANJERA $9.575

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,732	2,152	(421)	0.01	5,636
FEBRUARY	1,473	1,887	(415)	0.01	3,650
MARCH	1,239	1,658	(418)	0.01	2,301
APRIL	1,214	1,579	(366)	0.01	2,048
MAY	1,188	1,597	(410)	0.00	1,515
JUNE	1,242	1,728	(486)	0.01	2,870
JULY	1,327	1,842	(515)	0.00	2,009
AUGUST	1,217	1,768	(551)	0.01	2,975
SEPTEMBER	1,259	1,781	(523)	0.01	3,815
OCTOBER	1,275	1,757	(482)	0.01	3,322
NOVEMBER	1,268	1,756	(489)	0.01	4,178
DECEMBER	1,445	1,816	(371)	0.01	4,011
ACTUALIZATION:	0	0	0	0.00	6,384
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**44,714**

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

JUDGED INFORMATION

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A B L E

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2000**
GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	60
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	65
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	76
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	96
PLANTA YAVAROS	ENLATADO DE SARDINA	800	95
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	0
PLANTA VALLEJO	FAB DE CREMAS, JABONES	0	50
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2000**

GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Final Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.40
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.40
	ACEITE DE SOYA		ACEITES CARGILL		9.39
	VIDRIERA GUDALAJARA, S.A. DE				
	VIDRIERA MEXICALI, S.A. DE C.				
	J. PARRA E HIJOS, S.A. DE C.				
	PRODUCTOS PICANTES DE BAJA CA				
	SALAS LIGA				
	CONCEPCION				

NOTES

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS	15,296	1,037,051	13,884	2,062,798		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	4,575	314,217	4,248	561,511		DOÑA MARIA	COMERCIAL MEXICAN/
VEGETALES	3,773	385,004	3,264	560,785		MCCORMICK	GIGANTE
MARISCOS Y CARNES	1,898	445,330	1,655	458,359		HORMEL	SORIANA
VARIOS	212	13,198	245	61,693		YAVAROS	ISSSTE
						BUFALO	
TOTAL		2,194,800		3,705,146			

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS			1,284	138,181	USA	HERDEZ	
JUGOS FRUTAS Y POST			58	6,754	CENTROAMERICA	DOÑA MARIA	
VEGETALES			537	48,208	SUDAMERICA	BUFALO	
MARISCOS Y CARNES			42	7,667	EUROPA		
VARIOS			5	789			
TOTAL				201,599			

NOTES

STOCK EXCHANGE COI HERDEZ QUARTER: 4 YEAR: 2000

GRUPO HERDEZ, S.A. DE C.V.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **1999** — 255,113,485

Number of shares Outstanding at the Date of the NFEA: (Units) — 426,037,000

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1ER	B	425,937,000.00	31/01/2000	30,000,000.00
2DO	B	424,956,000.00	31/03/2000	30,000,000.00

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
2DO	B	424,956,000.00	13/04/2000	80,741,640.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2000 — 241,312,699

Number of shares Outstanding at the Date of the NFEA: (Units) — 424,471,000

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	241,312,699
Number of shares Outstanding at the Date of the NFEA : (Units)	424,471,000

STOCK EXCHANGE COI HERDEZ QUARTER: 4 YEAR: 2000
RAZON SOCIAL: **GRUPO HERDEZ, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF:

Number of Shares Outstanding at the Date of the NFEAR:
(Units)

ARE FIGURES FISCALLY AUDITED? ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:
+ DEDUCTED WORKER'S PROFIT SHA
- DETERMINED INCOME TAX:
- NON-DEDUCTABLES

- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:
DETERMINATED RFE OF THE FISCAL YEAR
- INCOME TAX (DEFERED ISR):
* FACTOR TO DETERMINE THE NFEAR:
NFER FROM THE PERIOD

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF

Number of shares Outstanding at the Date of the NFEAR
(Units)

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF:

Number of shares Outstanding at the Date of the NFEAR
(Units)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR **2000**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	43,200,000	381,271,000	278,091,872	146,379,128	43,227	381,514
TOTAL			**43,200,000**	**381,271,000**	**278,091,872**	**146,379,128**	**43,227**	**381,514**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
424,471,000
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	7,529,000	3.31253	3.70000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 12/12/200: 11:25

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO HERDEZ, S.A. DE C.V.
DO MICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	201-56-55
FAX:	5-201-57-99
E-MAIL:	
DIRECCION DE INTERNET	www.grupoherdez.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GHE910910H19
DOMICILIO	CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA:	ARGENTINA PONIENTE
C. POSTAL:	11230
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. JOSE GUADALUPE VEGA ELIAS
DOMICILIO:	CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA:	ARGENTINA PONIENTE
C. POSTAL:	11230
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-576-31-00 EXT. 1200
FAX:	55-76-25-24
E-MAIL:	jvega@herdez.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	PRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE HERNÁNDEZ - PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.

CLAVE DE COTIZACION: HERDEZ　　FECHA: 12/12/200: 11:25

TELEFONO: 5-201-57-48, 49, 40, 41
FAX: 5-201-57-99
E-MAIL: ehpt@herdez.com.mx, hhpt@herdez.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. PABLO LEZAMA VÉLEZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-23
FAX: 5-201-57-98
E-MAIL: plv@herdez.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE: C.P. ERNESTO RAMOS ORTIZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-21
FAX: 5-201-57-97
E-MAIL: eramos@herdez.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. PABLO LEZAMA VÉLEZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-23
FAX: 5-201-57-98
E-MAIL: plv@herdez.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE: LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-40 Y 52-01-57-41
FAX: 5-201-57-99
E-MAIL: hhpt@herdez.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE: LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO: MONTE PELVOUX # 215

CLAVE DE COTIZACION: HERDEZ FECHA: 12/12/200: 11:25

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	COORDINADORA CON RELACIÓN A INVERSIONISTAS
NOMBRE:	LIC. ADRIANA LEGORRETA GUTIÉRREZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-56-02 Y 52-01-56-03
FAX:	5-201-56-46 Y 52-01-57-93
E-MAIL:	alegorreta@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HECTOR HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

CLAVE DE COTIZACION: HERDEZ **FECHA :** 20/04/2001 08:16

GRUPO HERDEZ, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **TODAS**

CARGO **PRESIDENTE**

VIGENCIA DEL : 26/07/2000 AL : 30/04/2001
NOMBRE : LIC. ENRIQUE HERNÁNDEZ PONS - TORRRES

CARGO **VICEPRESIDENTE**

VIGENCIA DEL : 13/04/2000 AL : 30/04/2001
NOMBRE : LIC. HÉCTOR HERNÁNDEZ PONS TORRES

CARGO **TESORERO**

VIGENCIA DEL : 13/04/2000 AL : 30/04/2001
NOMBRE : LIC. ENRIQUE HERNÁNDEZ PONS TORRES

CARGO **CONSEJERO(S) HONORARIO(S)**

VIGENCIA DEL : 13/04/2000 AL : 30/04/2001
NOMBRE : SRA. OLYMPIA TORRES DE HERNÁNDEZ PONS

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 13/04/2000 AL : 30/04/2001
NOMBRE : LIC. CARLOS AUTREY MAZA

VIGENCIA DEL : 13/04/2000 AL : 30/04/2001
NOMBRE : LIC. EDUARDO R. BOURS CASTELO

VIGENCIA DEL : 13/04/2000 AL : 30/04/2001
NOMBRE : LIC. ENRIQUE CASTILLO SÁNCHEZ MEJORADA

VIGENCIA DEL : 13/04/2000 AL : 30/04/2001
NOMBRE : LIC. PEDRO G. GRACIA MEDRANO M.

VIGENCIA DEL : 13/04/2000 AL : 30/04/2001
NOMBRE : LIC. ESTEBAN MALPICA FOMPEROSA

VIGENCIA DEL : 13/04/2000 AL : 30/04/2001
NOMBRE : LIC. JUAN MIJARES DÁVALOS

VIGENCIA DEL : 13/04/2000 AL : 30/04/2001
NOMBRE : C.P. LUIS NIETO MARTÍNEZ

VIGENCIA DEL : 13/04/2000 AL : 30/04/2001
NOMBRE : C.P. ERNESTO RAMOS ORTIZ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ

FECHA : 20/04/2001 08:16

GRUPO HERDEZ, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 13/04/2000 AL : 30/04/2001
NOMBRE : C.P. ANTONIO DAMIÁN BASURTO

CARGO **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 13/04/2000 AL : 30/04/2001
NOMBRE : C.P. FRANCISCO J. SONI OCAMPO

CARGO **SECRETARIO PROPIETARIO**

VIGENCIA DEL : 13/04/2000 AL : 30/04/2001
NOMBRE : LIC. HÉCTOR HERNÁNDEZ PONS TORRES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN: HERDEZ

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 2000

TRIMESTRE: 4 AÑO 2000

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	3,706,703	3,597,512	0	0	3,706,703	3,597,512	0	0	0	0	0	0
s02	ACTIVO CIRCULANTE	1,890,942	1,952,412	0	0	1,890,942	1,952,412	0	0	0	0	0	0
s03	LARGO PLAZO	132,638	201,085	0	0	132,638	201,085	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	132,638	201,085	0	0	132,638	201,085	0	0	0	0	0	0
s05	OTRAS INVERSIONES	0	0	0	0	0	0	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	1,590,941	1,397,973	0	0	1,590,941	1,397,973	0	0	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	2,325,440	2,061,485	0	0	2,325,440	2,061,485	0	0	0	0	0	0
s08	DEPRECIACION ACUMULADA	734,499	663,512	0	0	734,499	663,512	0	0	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	92,182	46,042	0	0	92,182	46,042	0	0	0	0	0	0
s10	PASIVO TOTAL	1,840,563	1,410,411	0	0	1,840,563	1,410,411	0	0	0	0	0	0
s11	PASIVO CIRCULANTE	733,032	811,149	0	0	733,032	811,149	0	0	0	0	0	0
s12	PASIVO A LARGO PLAZO	699,496	567,820	0	0	699,496	567,820	0	0	0	0	0	0
s13	CREDITOS DIFERIDOS	392,467	17,655	0	0	392,467	17,655	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	1,866,140	2,187,101	0	0	1,866,140	2,187,101	0	0	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	1,458,810	1,787,286	0	0	1,458,810	1,787,286	0	0	0	0	0	0
s16	CAPITAL CONTRIBUIDO	872,766	874,407	0	0	872,766	874,407	0	0	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	586,044	912,879	0	0	586,044	912,879	0	0	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	73,925	36,079	0	0	73,925	36,079	0	0	0	0	0	0

SECTOR 1: ALIMENTOS
SECTOR 2:
SECTOR 3:

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN: HERDEZ

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 2000

(Millones de Pesos)

TRIMESTRE: 4 AÑO 2000

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	3,906,745	3,941,673	0	0	3,906,745	3,941,673	0	0	0	0	0	0
r02	INGRESOS EXTERNOS	201,599	203,389	0	0	201,599	203,389	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	1,719,607	1,544,114	0	0	1,719,607	1,544,114	0	0	0	0	0	0
r05	GASTOS DE OPERACION	1,191,056	1,072,584	0	0	1,191,056	1,072,584	0	0	0	0	0	0
r06	RESULTADO DE OPERACION	528,551	471,530	0	0	528,551	471,530	0	0	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	100,926	65,478	0	0	100,926	65,478	0	0	0	0	0	0
r08	INTERESES PAGADOS	153,704	181,239	0	0	153,704	181,239	0	0	0	0	0	0
r09	INTERESES GANADOS	11,032	20,125	0	0	11,032	20,125	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-44,714	-79,690	0	0	-44,714	-79,690	0	0	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	-21,586	-11,235	0	0	-21,586	-11,235	0	0	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	449,211	417,287	0	0	449,211	417,287	0	0	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	160,637	122,562	0	0	160,637	122,562	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	288,574	294,725	0	0	288,574	294,725	0	0	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	-3,349	-7,187	0	0	-3,349	-7,187	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	285,225	287,538	0	0	285,225	287,538	0	0	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	285,225	287,538	0	0	285,225	287,538	0	0	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	-7,570	0	0	0	-7,570	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	285,225	295,108	0	0	285,225	295,108	0	0	0	0	0	0
r22	PARTICIPACION MINORITARIA	112,518	119,322	0	0	112,518	119,322	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	172,707	175,786	0	0	172,707	175,786	0	0	0	0	0	0

SECTOR 1: ALIMENTOS
SECTOR 2: ______
SECTOR 3: ______

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 2000 TRIMESTRE: **4** AÑO: **2000**

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	**Año Ant.**	Año Act.	Año Ant.	Año Act.	**Año Ant.**	Año Act.	Año Ant.	**Año Act.**	**Año Ant.**	Año Act.	**Año Ant.**
r01	VENTAS NETAS	3,906,745	3,941,673	0	0	3,906,745	3,941,673	0	0	0	0	0	0
r02	INGRESOS EXTERNOS	201,599	203,389	0	0	201,599	203,389	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	1,719,607	1,544,114	0	0	1,719,607	1,544,114	0	0	0	0	0	0
r05	GASTOS DE OPERACION	1,191,056	1,072,584	0	0	1,191,056	1,072,584	0	0	0	0	0	0
r06	RESULTADO DE OPERACION	528,551	471,530	0	0	528,551	471,530	0	0	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	100,926	65,478	0	0	100,926	65,478	0	0	0	0	0	0
r08	INTERESES PAGADOS	153,704	181,239	0	0	153,704	181,239	0	0	0	0	0	0
r09	INTERESES GANADOS	11,032	20,125	0	0	11,032	20,125	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-44,714	-79,690	0	0	-44,714	-79,690	0	0	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	-21,586	-11,235	0	0	-21,586	-11,235	0	0	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	449,211	417,287	0	0	449,211	417,287	0	0	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	160,637	122,562	0	0	160,637	122,562	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	288,574	294,725	0	0	288,574	294,725	0	0	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	-3,349	-7,187	0	0	-3,349	-7,187	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	285,225	287,538	0	0	285,225	287,538	0	0	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	285,225	287,538	0	0	285,225	287,538	0	0	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	-7,570	0	0	0	-7,570	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	285,225	295,108	0	0	285,225	295,108	0	0	0	0	0	0
r22	PARTICIPACION MINORITARIA	112,518	119,322	0	0	112,518	119,322	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	172,707	175,786	0	0	172,707	175,786	0	0	0	0	0	0

PAIS 1: MEXICO

PAIS 2: ____

PAIS 3: ____

CLAVE DE COTIZACIÓIHERDEZ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 2000 TRIMESTRE: **4** AÑO: **2000**

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	**Año Ant.**	Año Act.	Año Ant.	Año Act.	**Año Ant.**	Año Act.	Año Ant.	**Año Act.**	**Año Ant.**	Año Act.	**Año Ant.**
s01	ACTIVO TOTAL	3,706,703	3,597,512	0	0	3,706,703	3,597,512	0	0	0	0	0	0
s02	ACTIVO CIRCULANTE	1,890,942	1,952,412	0	0	1,890,942	1,952,412	0	0	0	0	0	0
s03	LARGO PLAZO	132,638	201,085	0	0	132,638	201,085	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	132,638	201,085	0	0	132,638	201,085	0	0	0	0	0	0
s05	OTRAS INVERSIONES	0	0	0	0	0	0	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	1,590,941	1,397,973	0	0	1,590,941	1,397,973	0	0	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	2,325,440	2,061,485	0	0	2,325,440	2,061,485	0	0	0	0	0	0
s08	DEPRECIACION ACUMULADA	734,499	663,512	0	0	734,499	663,512	0	0	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	92,182	46,042	0	0	92,182	46,042	0	0	0	0	0	0
s10	PASIVO TOTAL	1,840,563	1,410,411	0	0	1,840,563	1,410,411	0	0	0	0	0	0
s11	PASIVO CIRCULANTE	733,032	811,149	0	0	733,032	811,149	0	0	0	0	0	0
s12	PASIVO A LARGO PLAZO	699,496	567,820	0	0	699,496	567,820	0	0	0	0	0	0
s13	CREDITOS DIFERIDOS	392,467	17,655	0	0	392,467	17,655	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	1,866,140	2,187,101	0	0	1,866,140	2,187,101	0	0	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	1,458,810	1,787,286	0	0	1,458,810	1,787,286	0	0	1,458,810	1,787,286	0	0
s16	CAPITAL CONTRIBUIDO	872,766	874,407	0	0	872,766	874,407	0	0	872,766	874,407	0	0
s17	CAPITAL GANADO (PERDIDO)	586,044	912,879	0	0	586,044	912,879	0	0	586,044	912,879	0	0
s18	FLUJO NETO DE EFECTIVO	73,925	36,079	0	0	73,925	36,079	0	0	73,925	36,079	0	0

PAIS 1: MEXICO

PAIS 2:

PAIS 3:

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR **2000**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** TO **31** OF **DECEMBER** OF **2000** AND **1999** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR DE ADMINISTRACIÓN.

C.P. PABLO LEZAMA VÉLEZ.
DIRECTOR DE FINANZAS.

MEXICO, D.F., AT DECEMBER 12 OF 2002